UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOVAVAX, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
670002104
(CUSIP Number)
Amitabh Banerjee
Cadila Pharmaceuticals Ltd
Sarkhej - Dholka Road
Bhat, Ahmedabad - 382 210
Gujarat, INDIA
+91 (02718) 225001

With a Copy to:

Nicholas J. Spiliotes, Esq.
Lawrence R. Bard, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Ave. NW
Washington, DC 20004
(202) 887-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	670002104	SCHEDULE 13D	PAGE	2	OF	8 PAGES

1.	Names of Reporting Persons Dr. Rajiv I. Modi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

India

	7.	Sole Voting Power

NUMBER OF		12,500,000 (see Item 5)

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		12,500,000 (see Item 5)

WITH	10.	Shared Dispositive Power

0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,500,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

15.4%(see Item 5)

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No.	670002104	SCHEDULE 13D	PAGE	3	OF	8 PAGES

1.	Names of Reporting Persons Cadila Pharmaceuticals Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

India

	7.	Sole Voting Power

NUMBER OF		12,500,000 (see Item 5)

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		12,500,000 (see Item 5)

WITH	10.	Shared Dispositive Power

0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,500,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

15.4% (see Item 5)

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No.	670002104	SCHEDULE 13D	PAGE	4	OF	8 PAGES

1.	Names of Reporting Persons Satellite Overseas (Holdings) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Isle of Man, UK

	7.	Sole Voting Power

NUMBER OF		12,500,000 (see Item 5)

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		12,500,000 (see Item 5)

WITH	10.	Shared Dispositive Power

0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,500,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

15.4% (see Item 5)

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No.	670002104	SCHEDULE 13D	PAGE	5	OF	8 PAGES
     This Statement on Schedule 13D is filed with respect to 12,500,000 shares (the “Shares”) of the Common Stock, par value $0.01 per share, of Novavax, Inc. (the “Company”) held by Satellite Overseas (Holdings) Limited (“SOHL”). SOHL is a wholly owned subsidiary (except for directors’ qualifying shares) of Cadila Pharmaceuticals Ltd (“Cadila”). Cadila and SOHL are referred to herein collectively as the “Cadila Entities.”
Item 1. Security and Issuer
     The name of the subject company is Novavax, Inc., and the address of its principal executive office is 9920 Belward Campus Drive, Rockville, Maryland 20850. The class of securities to which this Statement relates is the common stock of the Company, par value $0.01 per share (“Common Stock”).
Item 2. Identity and Background
     (a)-(c); (f) This Statement is filed by the Cadila Entities and Dr. Rajiv I. Modi (“Dr. Modi”), who may be deemed to control the Cadila Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Cadila Entities, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Dr. Modi and each of the executive officers and directors of the Cadila Entities is filed as Exhibit 1 hereto.
     (d); (e) During the last five years, none of the Cadila Entities or Dr. Modi, or, to their knowledge, any of the directors or executive officers of the Cadila Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Shares were acquired directly from the Company pursuant to an existing shelf registration statement for an aggregate purchase price of $11,000,000. The purchase price was financed by SOHL pursuant to an intercompany loan from Cadila. Approximately $10.9 million of the funds used to make the intercompany loan was obtained by Cadila pursuant to short-term loans due in 120 days (the “Short-Term Financing”) from Corporation Bank, Ahmedabad, India (authorized loan amount: $8,898,556; disbursed loan amount: $8,898,556) and Allahabad Bank, Ahmedabad, India (authorized loan amount: $11,864,742; disbursed loan amount: $1,977,457). The Short-Term Financing is personally guaranteed by Mr. Indravadan A. Modi, Chairman and Managing Director of Cadila. The balance of the intercompany loan was obtained from internally generated funds of Cadila.
Item 4. Purpose of Transaction
     SOHL acquired the Shares for investment purposes. One or more of the reporting persons filing this Schedule may determine to purchase additional shares of the Company’s Common Stock or other securities in the open market, pursuant to preemptive rights, or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. One or more of the reporting persons could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. Furthermore, SOHL may exercise its rights (or one or more of the other reporting persons may cause SOHL to exercise its rights) under the Registration Rights Agreement (as defined in Item 6, below), including the right to cause the Company after December 31, 2009 to register the Shares under the

CUSIP No.	670002104	SCHEDULE 13D	PAGE	6	OF	8 PAGES
Securities Act of 1933, as amended (the “Securities Act”), in order to facilitate the sale of any or all of the Shares without being subject to the volume or other limitations of Rule 144 promulgated under the Securities Act (“Rule 144”). In addition, the reporting persons are considering alternatives for the refinancing of the Short-Term Financing, which may include a pledge of the Shares as collateral. Except as set forth above, the Cadila Entities and Dr. Modi have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) SOHL is the beneficial owner of the Shares, which constitute 15.4% of the Company’s outstanding Common Stock. Dr. Modi may be deemed to control Cadila, which controls SOHL. Thus, both Dr. Modi and Cadila may be considered to have beneficial ownership of the Shares. These shares are held for convenience in the name of SOHL, Inc., as nominee for SOHL. SOHL, Inc. has no voting, dispositive or pecuniary interest in any such shares.
     (b) SOHL has both voting and investment power with respect to the Shares. However, Cadila and Dr. Modi may be deemed to control SOHL. Therefore, each of the reporting persons has voting and investment power with respect to the Shares.
     (c) Neither of the Cadila Entities or Dr. Modi or, to their knowledge, any executive officer or director of the Cadila Entities, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof, except for the April 1, 2009 purchase by SOHL directly from the Company of 1,250,000 shares of the Company’s Common Stock at a purchase price of $0.88 per share pursuant to an existing shelf registration statement.
     (d); (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On March 31, 2009, SOHL entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Company pursuant to which SOHL agreed to purchase 12.5 million shares of the Company’s Common Stock for a purchase price of $0.88 per share. The transaction closed on April 1, 2009. The Stock Purchase Agreement provides that, as long as SOHL owns more than 5% of the Company’s then-outstanding Common Stock, SOHL has the right to purchase a pro-rata portion of any sale of Common Stock by the Company, subject to certain exceptions. The Stock Purchase Agreement also provides that for so long as SOHL owns at least 5% of the Company’s outstanding Common Stock, SOHL has the right to designate one member of the Company’s board of directors.
     In connection with the transactions contemplated by the Stock Purchase Agreement, SOHL also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Company on March 31, 2009. The Registration Rights Agreement provides that after December 31, 2009, SOHL is entitled to one demand registration right every three years. The Registration Rights Agreement also provides SOHL with piggyback registration rights. These registration rights terminate on the first date on which all of the Shares held by SOHL and its affiliates may be sold in any ninety day period without registration in compliance with Rule 144.
     Other than as set forth above, neither of the Cadila Entities or Dr. Modi or, to their knowledge, any executive officer or director of the Cadila Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company.

CUSIP No.	670002104	SCHEDULE 13D	PAGE	7	OF	8 PAGES
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Description of Exhibit

(A)	Joint Filing Agreement required by Rule 13d-1(k)(1)

(B)	Stock Purchase Agreement, dated March 31, 2009, by and between Satellite Overseas (Holdings) Limited and Novavax, Inc.

(C)	Registration Rights Agreement, dated March 31, 2009, by and between Satellite Overseas (Holdings) Limited and Novavax, Inc.

(D)	Demand Promissory Note, dated March 30, 2009, executed by Cadila Pharmaceuticals Ltd in favor of Corporation Bank*

(E)	Guarantee Agreement, dated March 30, 2009, by and among Cadila Pharmaceuticals Ltd, Mr. Indravadan A. Modi and Corporation Bank*

(F)	Take Delivery letter, dated March 30, 2009, executed by Cadila Pharmaceuticals Ltd in favor of Corporation Bank

(G)	Demand Promissory Note, dated March 30, 2009, executed by Cadila Pharmaceuticals Ltd in favor of Allahabad Bank

(H)	Short-Term Loan Agreement, dated March 30, 2009, executed by Cadila Pharmaceuticals Ltd in favor of Allahabad Bank

(I)	Guarantee, dated March 30, 2009, executed by Mr. Indravadan A. Modi in favor of Allahabad Bank

*	The original version of this document was prepared in multiple languages. This exhibit contains only the English version.

CUSIP No.	670002104	SCHEDULE 13D	PAGE	8	OF	8 PAGES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.
Dated: April 7, 2009

/s/ Rajiv I. Modi
Dr. Rajiv I. Modi

CADILA PHARMACEUTICALS LTD
By:	/s/ Rajiv I. Modi
	Name:	Dr. Rajiv I. Modi
	Title:	Managing Director

SATELLITE OVERSEAS (HOLDINGS) LIMITED
By:	/s/ Rajiv I. Modi
	Name:	Dr. Rajiv I. Modi
	Title:	Director

Exhibit 1
CERTAIN INFORMATION ABOUT THE REPORTING PERSONS
AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS
     Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Cadila Entities and (ii) the name and title of each executive officer and director of the Cadila Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of India.
     (1) Cadila Pharmaceuticals Ltd
Cadila Pharmaceuticals Ltd, a public limited company organized under the laws of India (“Cadila”), is a privately held pharmaceutical company engaged in the development, production and sale of pharmaceutical products. The principal office of Cadila is located at Cadila Corporate Campus, Sarkhej — Dholka Road, Bhat, Ahmedabad — 382 210, Gujarat, INDIA. The executive officers of Cadila are Mr. Indravadan A. Modi, Chairman and Managing Director and Dr. Rajiv I. Modi, Managing Director. The directors of Cadila are Mr. Indravadan A. Modi, Dr. Rajiv I. Modi, Mr. Chinubhai R. Shah, Prof. Pradip Khandwalla, Maj. Gen. D. N. Khurana, Prof. Atul Tandan, Smt. Shilaben I. Modi, and Smt. Monika Garware Modi.
     (2) Satellite Overseas (Holdings) Limited
Satellite Overseas (Holdings) Limited, a private limited company organized under the laws of the Isle of Man (“SOHL”), is an intermediate holding company which is a wholly owned subsidiary (except for directors’ qualifying shares) of Cadila. The principal office of SOHL is located at 7, Hill Street, Douglas, Isle of Man, 1M1EF. The sole executive officer of SOHL is Dr. Rajiv I. Modi, Director. The directors of SOHL are Mr. Indravadan A. Modi and Dr. Rajiv I. Modi.

Name	Principal Occupation	Business Address

Mr. Indravadan A. Modi	Chairman of Cadila	Sarkhej — Dholka Road, Bhat, Ahmedabad — 382 210, Gujarat, INDIA

Dr. Rajiv I. Modi	Managing Director of Cadila	Sarkhej — Dholka Road, Bhat, Ahmedabad — 382 210, Gujarat, INDIA

Mr. Chinubhai R. Shah	Management Consultant	402, Heritage Crescent, Nr.Jain Derasar, S. G. Road, Ahmedabad 380 051, INDIA

Prof. Pradip Khandwalla	Management Consultant	B-101, Jupiter Tower, Opp. Samkit Bunglow, Bodakdev, Ahmedabad, INDIA

Maj. Gen. D. N. Khurana	Management Consultant	288, Vasant Enclave, Vasant Vihar, New Delhi 110 057, INDIA

Prof. Atul Tandan	Management Consultant	Directors Bunglow, MICA, Shela, Ahmedabad 380 058, INDIA

Smt. Shilaben I. Modi	Industrialist	13, Sanjiv Baug, New Sharda Mandir Road, Paldi, Ahmedabad 380 007, INDIA

Smt. Monika Garware Modi	Industrialist	13, Sanjiv Baug, New Sharda Mandir Road,Paldi, Ahmedabad 380 007, INDIA

Exhibit A
AGREEMENT TO FILE SCHEDULE 13D JOINTLY
(as required by Item 7 of Schedule 13D)
     The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person (other than Dr. Rajiv I. Modi) designates Dr. Rajiv I. Modi as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.
Dated: April 7, 2009

/s/ Rajiv I. Modi
Dr. Rajiv I. Modi

CADILA PHARMACEUTICALS LTD
By:	/s/ Rajiv I. Modi
	Name:	Dr. Rajiv I. Modi
	Title:	Managing Director

SATELLITE OVERSEAS (HOLDINGS) LIMITED
By:	/s/ Rajiv I. Modi
	Name:	Dr. Rajiv I. Modi
	Title:	Director

Exhibit B
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (this “Agreement”) is dated March 31, 2009, by and between Satellite Overseas (Holdings) Limited (the “Investor”) and Novavax, Inc., a Delaware corporation (the “Company”), whereby the parties agree as set forth herein. Certain terms are defined in Section 10 of this Agreement.
     WHEREAS, the Company and the Investor have entered into an agreement (the “JV Agreement”) to form a joint venture to develop and commercialize vaccines, including vaccines that leverage the Company’s VLP technology and vaccines based on Investor’s technology, for sale within the Indian market and to establish local manufacturing capability in India based on the Company’s novel disposable vaccine production system under licensing rights to be obtained from the Company;
     WHEREAS, the Company and the Investor have entered into a Master Services Agreement under which Investor and/or its affiliates will perform certain services for the Company; and
     WHEREAS, in connection with the anticipated joint venture, Investor has agreed to make an equity investment in the Company, in accordance with the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.
          1. Subscription.
               (a) Investor agrees to buy and the Company agrees to sell and issue to Investor 12,500,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), for an aggregate purchase price of $11,000,000, at a per share purchase price of $0.88 (the “Purchase Price”).
               (b) The Shares have been registered on a Registration Statement on Form S-3, Registration No. 333-138893 (the “Registration Statement”), which registration statement has been declared effective by the Securities and Exchange Commission and is effective on the date hereof (together with any registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”)). A final prospectus supplement will be delivered to the Investor as required by law.
               (c) On the closing date, which, in accordance with Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, is expected to occur on or about March 31, 2009 (the “Closing Date”), upon satisfaction or waiver of all the conditions to closing set forth in this Agreement, (i) the Purchase Price for the Shares purchased by the Investor will be delivered by or on behalf of the Investor to the Company against delivery of the Shares, and (ii) the Company shall cause its transfer agent to release to the Investor the number of Shares being purchased by the Investor (such release shall be made through the facilities of The Depository Trust Company’s DWAC system). The provisions set forth in Exhibit B hereto shall be incorporated herein by reference as if set forth fully herein.

          2. Representations, Warranties and Agreements of the Company. The Company represents and warrants to and agrees with Investor as of the date hereof and as of the Closing Date and any other date specified below, that:
               (a) The Company has been duly incorporated and has a valid existence and the authorization to transact business as a corporation under the laws of the State of Delaware, with corporate power and authority to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except for such jurisdictions wherein the failure to be so qualified and in good standing would not individually or in the aggregate have a Material Adverse Effect.
               (b) Each subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except for such jurisdictions wherein the failure to be so qualified and in good standing would not individually or in the aggregate have a Material Adverse Effect. All subsidiaries and their respective jurisdictions of incorporation are identified on Schedule I hereto. Except as disclosed in Schedule I, all of the outstanding capital stock or other voting securities of each subsidiary is owned by the Company, directly or indirectly, free and clear of any lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities). Other than the Company’s 4.75% senior convertible notes (the “Convertible Notes”) and warrants to purchase 3,343,325 of Company Common Stock (the “2008 Warrants”), there are no outstanding (i) securities of the Company or any subsidiary of the Company which are convertible into or exchangeable for shares of capital stock or voting securities of any subsidiary of the Company or (ii) options or other rights to acquire from the Company or any subsidiary of the Company, or other obligation of the Company or any subsidiary of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any subsidiary of the Company (collectively, the “Subsidiary Securities”). There are no outstanding obligations of the Company or any subsidiary of the Company to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.
               (c) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action on the part of the Company, and the Agreement, when duly executed and delivered by the Company, will constitute a valid and legally binding instrument of the Company enforceable in accordance with its terms, except as enforcement hereof may be limited by the effect of any applicable bankruptcy, insolvency, reorganization or similar laws or court decisions affecting enforcement of creditors’ rights generally and except as enforcement hereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
               (d) The Shares have been duly authorized by the Company, and when issued and delivered by the Company against payment therefor as contemplated by this Agreement, the Shares will (i) be validly issued, fully paid and nonassessable, (ii) not be subject to any statutory or contractual preemptive rights or other rights to subscribe for or purchase or acquire any shares of Common Stock, which have not been waived or complied with, and (iii) conform to the description of the Common Stock contained in the Prospectus. The capital stock of the Company, including the Common Stock, conforms as to the legal matters to the description thereof, if any, contained in the Registration Statement and the Prospectus, and as of the date thereof, the Company had authorized capital stock as set forth therein. The Shares are in due and proper form and the holders of Shares will not be subject to personal liability by reason of being such holders.
               (e) The execution and delivery of the Agreement does not, and the compliance by the Company with the terms hereof will not, (i) violate the Certificate of Incorporation (as amended to date) of the Company or the By-Laws (as amended to date) of the Company, (ii) result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or its subsidiary is bound, or (iii) result in a violation of, or failure to be in compliance with, any applicable statute or any order, judgment, decree, rule or regulation of any court or governmental, regulatory or self-regulatory agency or body having jurisdiction over the Company or its subsidiary, except in the case of (ii) and (iii) where such breach, violation, default or the failure to be in compliance would not have a Material Adverse Effect; and no consent, approval, authorization, order, registration, filing or qualification of or with any such court or governmental, regulatory or self-regulatory agency or body is required for the valid authorization, execution, delivery and performance by the Company of the Agreement or the issuance of the Shares, except for such consents, approvals, authorizations, registrations, filings or qualifications as may be required under the Securities Act or state securities or “blue sky” laws and have been or will be obtained and which have been or will be made in connection with the listing of the Shares on the Nasdaq Global Market.
               (f) The Company meets the requirements for the use of Form S-3 under the Securities Act for the primary issuance of securities. The Registration Statement has been declared effective by the Commission and at the time it became effective, and as of the date hereof, the Registration Statement complied and complies with Rule 415 under the Securities Act. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission. On the effective date of the Registration Statement, the Registration Statement complied, on the date of the Prospectus, the Prospectus will comply, and at the date of the Closing, the Registration Statement and the Prospectus will comply, in all material respects with the applicable provisions of the Securities Act and the applicable rules and regulations of the Commission thereunder; on the effective date of the Registration Statement, the Registration Statement and the additional information disclosed by the Company to the Investor in a document titled “Investor Information” (the “Investor Information”) did not, on the date of the Prospectus, the Prospectus did not, and at the date of the Closing, the Registration Statement and the Prospectus and the Investor Information, will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made (with respect to the Prospectus), not misleading; and when filed with the Commission, the documents incorporated by reference in the Registration Statement and the Prospectus, complied or will comply in all material respects with the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations of the Commission thereunder. There is no material document of a character required to be described in the Registration Statement or the Prospectus or to be filed as an exhibit to the Registration Statement that is not described or filed as required. The Company’s form 10-K for year ended 2008 will not contain any material information that is not included in the Investor Information.
               (g) The consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectus and the Investor Information comply as to form with the applicable accounting requirements of the Securities Act and have been prepared in conformity with generally accepted accounting principles (except, with respect to the unaudited consolidated financial statements and the accompanying footnotes which are subject to customary audit adjustments) applied on a consistent basis, are consistent in all material respects with the books and records of the Company, and accurately present in all material respects the consolidated financial position, results of operations and cash flow of the Company and its subsidiary as of and for the periods covered thereby. There are no other financial statements (historical or pro forma) that are required to be included in the Registration Statement and the Prospectus.
               (h) There are no material liabilities of the Company or any subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than liabilities disclosed in the consolidated financial statements and financial schedules of the Company included or incorporated by reference in the Registration Statement and the Prospectus, and other undisclosed liabilities which, individually or in the aggregate, are not material to the Company and its subsidiary, taken as a whole.
               (i) Neither the Company nor its subsidiary has sustained, since the respective dates of the latest audited financial statements included or incorporated by reference in the Registration Statement and Prospectus, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as disclosed in or contemplated by the Registration Statement and Prospectus; and, since the respective dates as of which information is given in the Registration Statement and Prospectus, there has not been any material change in the capital stock or long-term debt of the Company or its subsidiary, the Company and its subsidiary have not incurred any material liabilities or obligations, direct or contingent, nor entered into any material transactions, except for entering into purchase orders in the ordinary course of business, and there has not been any material adverse change in or affecting the general affairs, assets, business, management, financial position or condition, stockholders’ equity or results of operations of the Company and its subsidiary considered as a whole, otherwise than as disclosed in the Registration Statement and Prospectus.
               (j) Other than as disclosed in the Prospectus, there are no legal, governmental or regulatory proceedings pending to which the Company or its subsidiary is a party or of which any material property of the Company or its subsidiary is the subject which, taking into account the likelihood of the outcome, the damages or other relief sought and other relevant factors, would individually or in the aggregate reasonably be expected to have a Material Adverse Effect or adversely affect the ability of the Company to issue and sell the Shares; to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental or regulatory authorities or threatened by others.
               (k) The Company and its subsidiary have good and marketable title to all the real property and owns all other properties and assets, reflected as owned in the financial statements included or incorporated by reference in the Registration Statement, the Prospectus and the Investor Information, subject to no lien, mortgage, pledge, charge or encumbrance of any kind except those, if any, reflected in such financial statements or which are not material to the Company and its subsidiary taken as a whole. The Company and its subsidiary hold their respective leased real and personal properties under valid and binding leases, except where the failure to do so would not reasonably be expected to individually or in the aggregate have a Material Adverse Effect.
               (l) The Company has filed all necessary federal and state income and franchise tax returns and has paid all taxes shown as due thereon or has filed all necessary extensions, and there is no tax deficiency that has been, or to the knowledge of the Company might be, asserted against the Company or any of its properties or assets that would in the aggregate or individually reasonably be expected to have a Material Adverse Affect.
               (m) There are no authorized options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or its subsidiary other than the 2008 Warrants and those accurately described in the Registration Statement and the Prospectus. There are no holders or beneficial owners of securities of the Company having rights to registration thereof whose securities have not been previously registered or who have not waived such rights with respect to the registration of the Company’s securities on the Registration Statement, except where the failure to obtain such waiver would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
               (n) Other than as disclosed in the Prospectus, the Company together with its subsidiary owns and possesses all right, title and interest in and to, or, to the Company’s knowledge, has duly licensed from third parties, all patents, patent rights, trade secrets, inventions, know-how, trademarks, trade names, copyrights, service marks and other proprietary rights (“Intellectual Property”) material to the business of the Company and its subsidiary taken as a whole as currently conducted and as described in the Prospectus. To the Company’s knowledge and except as would not individually or in the aggregate have a Material Adverse Effect, there is no infringement or other violation by third parties of any of the Intellectual Property of the Company. Neither the Company nor its subsidiary has received any notice of infringement or misappropriation from any third party that has not been resolved or disposed of. Further, there is no pending or, to the Company’s knowledge and except as would not individually or in the aggregate have a Material Adverse Effect, threatened action, suit, proceeding or claim by governmental authorities or others that the Company is infringing a patent, and there is no pending or, to the Company’s knowledge and except as would not individually or in the aggregate have a Material Adverse Effect, threatened legal or administrative proceeding relating to patents and patent applications of the Company, other than proceedings initiated by the Company before the United States Patent and Trademark Office and the patent offices of certain foreign jurisdictions which are in the ordinary course of patent prosecution. To the Company’s knowledge, the patent applications of the Company presently on file disclose patentable subject matter, and the Company is not aware of any inventorship challenges, any interference which has been declared or provoked, or any other material fact that (i) would preclude the issuance of patents with respect to such applications, or (ii) would lead outside patent counsel for the Company to reasonably conclude that such patents, when issued, would not be valid and enforceable in accordance with applicable regulations.
               (o) The Company conducts its business in compliance in all respects with applicable laws, rules and regulations of governmental and regulatory bodies to which it is subject, except where the failure to be in compliance would not have a Material Adverse Effect.

               (p) All offers and sales of the Company’s capital stock prior to the date hereof were at all relevant times registered pursuant to the Securities Act or exempt from the registration requirements of the Securities Act and were issued in compliance in all material respects with applicable state securities or blue sky laws.
               (q) The Company has filed with the Nasdaq Global Market a Notification of Listing of Additional Shares with respect to the Shares required by the rules of the Nasdaq Global Market and has not received a notice from the Nasdaq Global Market that such notification is insufficient. The offer and sale of the Shares does not require stockholder approval under Rule 4350 of the Nasdaq Stock Market Rules.
               (r) Neither the Company nor its subsidiary nor, to the best of the Company’s knowledge, any employee or agent of the Company or its subsidiary, has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any other unlawful payment.
               (s) There is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.
               (t) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement and the Prospectus, since the most recent audit of the effectiveness of the Company’s internal control over financial reporting, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
               (u) The Company has established, maintains and evaluates “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), which (i) are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, (ii) have been evaluated for effectiveness as of the end of the last fiscal period covered by the Registration Statement; and (iii) such disclosure controls and procedures are effective to perform the functions for which they were established. There are no significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data to management and the board of directors of the Company. The Company is not aware of any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.
               (v) The Company and, to its knowledge, all of the Company’s directors or officers, in their capacities as such, is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the Commission.
               (w) The Company is not, nor after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will be, (i) required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).
               (x) The Company maintains insurance in such amounts and covering such risks as it reasonably considers to be adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. All such insurance is fully in force on the date hereof and will be fully in force as of the Closing Date. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.
               (y) The Company has not sold or issued any securities that would be integrated with the offering of the Securities contemplated by this Agreement pursuant to the Securities Act, the published rules and regulations thereunder, or the interpretations thereof by the Commission.
               (z) The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates for Discontinued Operations” in the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and in the Investor Information accurately and fully describes (A) the accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); and (B) the judgments and uncertainties affecting the application of Critical Accounting Policies.
               (aa) Neither the Company nor, to the Company’s knowledge, any of its officers, directors, affiliates or controlling persons has taken or will take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.
               (bb) No relationship, direct or indirect, exists between or among the Company on the one hand and the directors, officers, stockholders, customers or suppliers of the Company on the other hand which is required to be described in the Registration Statement and the Prospectus which has not been so described. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to, or for the benefit of, any of the current officers or directors of the Company.
               (cc) The Company has filed in a timely manner all reports required to be filed pursuant to Sections 13(a), 13(e), 14 and 15(d) of the Exchange Act during the preceding 12 months (except to the extent that Section 15(d) requires reports to be filed pursuant to Sections 13(d) and 13(g) of the Exchange Act, which shall be governed by the next clause of this sentence); and the Company has filed in a timely manner all reports required to be filed pursuant to Sections 13(d) and 13(g) of the Exchange Act during the preceding 12 months, except where the failure to timely file could not reasonably be expected individually or in the aggregate to have a Material Adverse Effect.
               (dd) The Company and its subsidiary (a) are in compliance with any and all applicable foreign, federal, state and local laws, orders, rules, regulations, directives, decrees and judgments relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their business and the same are effective and in use on the date of this Agreement and (c) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, result in a Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, result in a Material Adverse Effect.
               (ee) Nether the Company nor its subsidiary is engaged in any unfair labor practice; except for matters that would not, individually or in the aggregate, result in a Material Adverse Effect and (i) there is (A) no unfair labor practice complaint pending or, to the Company’s knowledge after due inquiry, threatened against the Company or its subsidiary before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or threatened, (B) no strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge after due inquiry, threatened against the Company or its subsidiary and (C) no union representation dispute currently existing concerning the employees of the Company or its subsidiary, and (ii) to the Company’s knowledge (A) no union organizing activities are currently taking place concerning the employees of the Company or its subsidiary and (B) there has been no violation of any federal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees or any applicable wage or hour laws concerning the employees of the Company or its subsidiary.
               (ff) The Company and its subsidiary are in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company or its subsidiary would have any liability; neither the Company nor its subsidiary has incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the

Internal Revenue Code of 1986, as amended, including the regulations thereunder (the “Code”); and each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable opinion or determination letter issued by the Internal Revenue Service and nothing has occurred, whether by action or by failure to act, which is reasonably expected to result in the revocation of such determination letter.
               (gg) Any statistical, industry-related and market-related data included or incorporated by reference in the Registration Statement, the Prospectus and the Investor Information, are based on or derived from sources that the Company reasonably and in good faith believes to be reliable and accurate, and such data agree with the sources from which they are derived.
               (hh) The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its subsidiary or in which the Company or its subsidiary or products or product candidates have participated that are described in the Registration Statement and the Prospectus were and, if still pending, are being conducted in accordance in all material respects with all statutes, laws, rules and regulations administered by the Food and Drug Association (“FDA”) and with standard medical and scientific research procedures. The descriptions in the Registration Statement, the Prospectus and the Investor Information of the results of such studies and tests are accurate and complete in all material respects and fairly present the published data derived from such studies and tests. Neither the Company nor its subsidiary has received any notices or other correspondence from the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests, which such termination, suspension or material modification would reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiary is in compliance with all applicable laws, regulations, orders and decrees governing its business as prescribed by the FDA except where noncompliance would not, singly or in the aggregate, result in a Material Adverse Effect.
               (ii) Other than as set forth on Schedule II attached hereto, as of the date of this Agreement, the only outstanding indebtedness of the Company consists of (i) the Convertible Notes, which, unless converted into Common Stock or amended, will be paid on or before July 19, 2009 with funds then held by the Company, and (ii) ordinary course trade payables.
               (jj) The board of directors of the Company has taken all actions necessary to be taken to pre-approve the transactions contemplated by this Agreement such that (i) the restrictions contained in Section 203 of the Delaware General Corporation Law (“DGCL”) applicable to a “business combination” (as defined therein), and (ii) the applicable anti-takeover provisions contained in the Company’s Shareholder Rights Plan adopted on August 7, 2002 (the “Shareholder Rights Plan”) will not apply to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.
          3. Investor Representations, Warranties and Acknowledgments.
               (a) The Investor represents and warrants that: (i) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (ii) this Agreement has been duly authorized and executed by the Investor and, when delivered in accordance with the terms hereof, will constitute a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally or subject to general principles of equity; (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not result in a breach of (A) the Investor’s certificate of incorporation or by-laws (or other governing documents), or (B) any material agreement or any law or regulation to which the Investor is a party or by which any of its property or assets is bound; (iv) it has had full access to the base prospectus included in the Registration Statement, the Prospectus and the Company’s periodic reports and other information incorporated by reference therein, and was able to read, review, download and print such materials; (v) in making its investment decision in this offering, the Investor and its advisors, if any, have relied solely on the Company’s public filings with the Securities and Exchange Commission and the Investor Information; (vi) it is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities representing an investment decision like that involved in the purchase of the Shares; (vii) except as set forth below, the Investor has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company and (viii), except as set forth below, the Investor is not a, and it has no direct or indirect affiliation or association with any, National Association of Securities Dealers, Inc. member as of the date hereof.

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)
               (b) The Investor also represents and warrants that, other than the transactions contemplated hereunder, the Investor has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with the Investor, executed any disposition, including “short sales” as defined in Rule 200 of Regulation SHO under the Securities Exchange Act of 1934 (the “Short Sales”), in the securities of the Company during the period commencing from the time that the Investor first became aware of the proposed transactions contemplated hereunder until the date hereof (“Discussion Time”). The Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).
          4. Investor Covenant Regarding Short Sales and Confidentiality. The Investor covenants that neither it nor any affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period after the Discussion Time and ending on the date the transactions contemplated by this Agreement are publicly disclosed. The Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company through a press release, the Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

          5. Pre-emptive Right.
               (a) Except with respect to Exempt Issuances, for so long as Investor “beneficially owns” (as determined under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended) an aggregate number of shares of Common Stock equal to or greater than five percent (5%) of the then issued and outstanding shares of Common Stock (the “Threshold Amount”), the Company hereby grants Investor the right to purchase its Pro-Rata Portion of any new Equity Securities that the Company may from time to time propose to issue or sell to any party.
               (b) Additional Issuance Notices. The Company shall give written notice (an “Issuance Notice”) of any proposed issuance or sale described in subsection (a) above to the Investor. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase Equity Securities, to the extent known to the Company at the time, and shall set forth the material terms and conditions of the proposed issuance, including, without limitation:
                    (i) the number and description of the new Equity Securities proposed to be issued and the percentage of the Company’s outstanding equity interests such issuance would represent;
                    (ii) the proposed issuance date; and
                    (iii) the proposed purchase price per share.
The Company shall provide written notice to Investor if the terms set forth in the Issuance Notice are updated or changed in any material respect (a “Material Update”) as the details listed in Sections 5(b)(i), (ii) and (iii) are known.
               (c) Exercise of Pre-emptive Rights. Investor shall, for a period of fifteen (15) business days following the initial receipt of an Issuance Notice (the “Exercise Period”), have the right to elect irrevocably to purchase up to its Pro Rata Portion of the new Equity Securities at the purchase price and on the other terms set forth in the Issuance Notice by delivering a written notice to the Company. If the Company provides a Material Update, the Exercise Period shall be extended by five calendar days from the date of receipt of the Material Update, if such extension is longer than the expiration of the Exercise Period. The closing of any purchase by Investor shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided, however that, the closing of any purchase by Investor may be extended beyond the closing of the transaction described in the Issuance Notice to the extent necessary to obtain required government approvals and other required third party approvals or consents (and the Company shall use its reasonable best efforts to obtain such approvals and consents).
               (d) Sales to the Prospective Buyer. If Investor fails to elect to purchase all or part of its Pro Rata Portion allotment of the new Equity Securities described in the Issuance Notice within the time period described in subsection (c), the Company shall be free to complete the proposed issuance or sale of new Equity Securities described in the Issuance Notice at a price and on other terms no less favorable to the Company than those set forth in the Issuance Notice. If the Company does not enter into an agreement for the sale of such new Equity Securities within twenty (20) business days after the expiration of the time period described in subsection (c), or if such agreement is not consummated within sixty (60) days after the execution thereof, the pre-emptive right provided hereunder shall be deemed to be revived and such new

Equity Securities shall not be issued or sold unless first reoffered to the Investor in accordance with this Section 5.
          6. Board Seat. During the period of time (the “Investor Board Representation Period”) beginning on the date the Investor “beneficially owns” (as determined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the Threshold Amount, and ending on the date the Investor owns less than the Threshold Amount, the Investor may designate one member of the Board (the “Investor Director”), who shall also serve on such committees of the Board as designated by the Board. In connection therewith, the Company hereby agrees to create a vacancy and appoint Dr. Rajiv I. Modi (the “Representative”) as a Class I director of the Company. As a Class I director, the Representative will be subject to stockholder vote at the Annual Meeting of Stockholders to be held in June 2011. The Company agrees to cause the Representative to be nominated and recommended for reelection for so long as the Investor beneficially owns Common Stock in excess of the Threshold Amount, and to promptly take any action as may be necessary after any stockholder meeting to effect the first sentence of this Section 6. The Investor will cause the Representative to supply any customary or required information and consents reasonably required by the Company to be included in the Company’s Proxy Statements and filings with the Commission under the Securities Act and the Exchange Act of 1934. The Company agrees that in the event it receives a request by the Investor to replace the Representative, the Company will reasonably cooperate with Investor to effect such replacement provided that the replacement individual is reasonably acceptable to the Board of Directors.
          7. Public Disclosure. The Company shall (i) before the opening of trading on the Nasdaq Global Market on the next trading day after the date hereof, issue a press release, disclosing all material aspects of the transactions contemplated hereby, to the extent permitted by applicable law, and (ii) make such other filings and notices in the manner and time required by the Securities and Exchange Commission with respect to the transactions contemplated hereby. The Company shall not identify the Investor by name in any press release or public filing, or otherwise publicly disclose the Investor’s name, without the Investor’s prior written consent, unless required by law or the rules and regulations of any self-regulatory organization or exchange to which the Company or its securities are subject.
          8. Conditions. The obligation of the Investor to purchase and acquire the Shares hereunder shall be subject to the condition that all representations and warranties and other statements of the Company shall be true and correct as of and on each of the date of this Agreement and the date of the Closing, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:
               (a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Securities Act within the applicable time period prescribed for such filing, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission, and the Investor shall have received the Prospectus in accordance with the federal securities laws.
               (b) Prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, which would constitute a Material Adverse Effect, and that makes it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus.

               (c) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Shares or materially and adversely affect or reasonably be believed to materially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Shares or materially and adversely affect or reasonably be believed to materially and adversely affect the business or operations of the Company.
               (d) The Investor shall have received from Ballard Spahr Andrews & Ingersoll, LLP, counsel to the Company, such counsel’s written opinion and written statement, addressed to the Investor and dated the Closing Date, in form and substance as set forth in Exhibit B.
               (e) The Shares shall have been authorized for quotation on the Nasdaq Global Market, Inc.
               (f) The JV Agreement and the agreements contemplated thereby, and the Services Agreement shall have been executed and delivered by the parties thereto.
               (g) The actions taken by the Company’s board of directors to pre-approve the transactions contemplated by this Agreement for purposes of Section 203 of the DGCL and the Company’s Shareholder Rights Agreement shall not have been amended or modified in any respect and remain in full force and effect.
          9. Indemnification.
               (a) Indemnification of the Investor. The Company agrees to indemnify and hold harmless each of the Investors and its owners, officers, directors, managers, members, agents, advisors, successors and assigns (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including the information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to Rules 430A and 430B of the Rules and Regulations promulgated under the Securities Act, if applicable, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto (including any documents filed under the Exchange Act and deemed to be incorporated by reference into the Prospectus), any Issuer Free Writing Prospectus or in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Common Stock (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by it in connection with investigating or defending against such loss, claim, damage, liability or action; or (ii) in whole or in part upon any inaccuracy in the representations and warranties of the Company contained herein; or (iii) in whole or in part upon any failure of the Company to perform their respective obligations hereunder or under law; provided, however, that the

Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Prospectus Supplement in reliance upon and in conformity with written information furnished to the Company by the Indemnified Party, specifically for use in the preparation thereof.
          In addition to their other obligations under this Section 9(a), the Company agrees that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding brought or threatened against the Indemnified Party and which arises out of or based upon any statement or omission, or any alleged statement or omission, described in this Section 9(a), they will reimburse each Indemnified Party on a monthly basis for all reasonable legal fees or other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the Company’s obligation to reimburse such Indemnified Party for such expenses and the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. To the extent that any such interim reimbursement payment is so held to have been improper, each Indemnified Party that received such payment shall promptly return it to the party or parties that made such payment, together with interest, determined on the basis of the prime rate (or other commercial lending rate for borrowers of the highest credit standing) announced from time to time by The Wall Street Journal (the “Prime Rate”). Any such interim reimbursement payments which are not made to an Indemnified Party within 30 days of a request for reimbursement shall bear interest at the Prime Rate from the date of such request. This indemnity agreement shall be in addition to any liabilities which the Company may otherwise have.
               (b) Notice and Procedures. Promptly after receipt by an Indemnified Party under subsection (a) above of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against the Company under such subsection, notify the Company in writing of the commencement thereof; but the omission so to notify the Company shall not relieve the Company from any liability that it may have to any Indemnified Party except to the extent the Company has been materially prejudiced by such failure. In case any such action shall be brought against any Indemnified Party, and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate in, and, to assume the defense thereof, with counsel satisfactory to such Indemnified Party, and after notice from the Company to such Indemnified Party of the Company’s election so to assume the defense thereof, the Company shall not be liable to such Indemnified Party under such subsection for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if, in the sole judgment of the Indemnified Party, it is advisable for the Indemnified Party to be represented by separate counsel, the Indemnified Party shall have the right to employ a single counsel to represent such Indemnified Party, in which event the reasonable fees and expenses of such separate counsel shall be borne by the Company and reimbursed to the Indemnified Party as incurred (in accordance with the provisions of the second paragraph in subsection (a) above).
          The Company under this Section 9 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Company agrees to indemnify each Indemnified Party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Company to reimburse such Indemnified Party for fees and expenses of counsel as contemplated by this Section 8, the Company agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than

30 days after receipt by the Company of the aforesaid request and (ii) the Company shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Company shall not, without the prior written consent of the Indemnified Party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any Indemnified Party is or could have been a party and indemnity was or could have been sought hereunder by such Indemnified Party, unless such settlement, compromise or consent (a) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, suit or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.
               (c) Contribution; Limitation on Liability. If the indemnification provided for in this Section 9 is unavailable or insufficient to hold harmless an Indemnified Party under subsection (a) above, then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of the losses, claims, damages or liabilities referred to in subsection (a) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Indemnified Party on the other from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Indemnified Party on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Indemnified Party and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Indemnified Party agree that it would not be just and equitable if contributions pursuant to this Section 9(c) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 9(c). The amount paid by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 9(c) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any action or claim which is the subject of this Section 9(c). Notwithstanding the provisions of this Section 9(c), no Indemnified Party shall be required to contribute any amount in excess of the amount received by it (net of expenses) from the public sale of Shares purchased by it pursuant to this Agreement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
               (d) Non-Exclusive Remedies. The obligations of the Company under this Section 9 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Indemnified Party within the meaning of the Securities Act. Each Indemnified Party shall also have all rights and remedies available to it under the law and in equity, in addition to the rights and benefits of this Section 9.

               (e) Survival. Except in the case of fraud, gross negligence or willful misconduct, the provisions of this Section 9 shall survive until the first anniversary of the Closing.
          10. Miscellaneous.
               (a) Definitions. As used herein, the following terms have the meanings indicated:
                    (i) “Commission” means the Securities and Exchange Commission.
                    (ii) “Exempt Issuances” means issuances in which Equity Securities are issued (i) as a dividend, stock split or other distribution payable pro rata to all holders of Common Stock, (ii) to employees, officers, directors or consultants of the Company pursuant to any employee benefit plans or programs approved by the Board or any committee thereof, to the extent that the total number of Equity Securities issuable pursuant to such plans or programs does not exceed 15% of the shares of Common Stock outstanding on the date hereof, (iii) upon the conversion or exercise of any options, warrants or other rights to purchase Common Stock (A) outstanding on the date hereof or (B) issued in accordance with the foregoing clause (ii), (iv) as consideration for a merger, consolidation or purchase of assets; and (v) in connection with any strategic partnership or joint venture (the primary purpose of which is not to raise equity capital), provided that (A) any transaction described in this clause (v) has been approved by a majority of the full Board of Directors of the Company and (B) in any twelve (12)-month period, (I) the aggregate number of Equity Securities issued in any transaction or series of related transactions described in this clause (v) at a price per share of less than $0.88 (appropriately adjusted for any stock splits, reverse stock splits, stock dividends, combinations, recapitalizations or the like, the “Per Share Purchase Price”) shall not exceed 5% of the number of issued and outstanding shares of Common Stock at the beginning of such period (the “Initial Capitalization”), and (II) the aggregate number of Equity Securities issued in all transactions described in this clause (v) at a price per share less than the Per Share Purchase Price shall not exceed 10% of the Initial Capitalization.
                    (iii) “Equity Securities” means any and all shares of Common Stock of the Company and any securities of the Company convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares or such convertible, exchangeable or exercisable securities.
                    (iv) “Material Adverse Effect” means a material adverse effect on the results of operations, assets, business, or financial condition of the Company and the its subsidiary, taken as a whole, or a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under the Transaction Documents or to consummate any transactions contemplated by the Transaction Documents or the Prospectus.
                    (v) “Pro Rata Portion” means that portion of Equity Securities that equals the proportion that the number of shares of Common Stock issued and held, or issuable upon the conversion, exchange or exercise of any convertible, exchangeable or exercisable securities then held, by the Investor bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion, exchange and exercise of all outstanding convertible, exchangeable and exercisable securities).

                    (vi) “Prospectus” means the prospectus forming a part of the Registration Statement and the prospectus supplement relating to the Offered Shares in the form first filed pursuant to Rule 424(b) under the Securities Act, as amended (the “Securities Act”), as further amended or supplemented prior to the execution of this Agreement, and shall include all information and documents incorporated by reference in such prospectus.
               (b) This Agreement constitutes the entire understanding and agreement between the parties with respect to the subject matter hereof, and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor until the first anniversary of the Closing. This Agreement may be modified only in writing signed by the parties hereto.
               (c) This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. Execution may be made by delivery by facsimile, PDF or other electronically transmitted means.
               (d) The provisions of this Agreement are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible, so long as such construction does not materially adversely effect the economic rights of either party hereto.
               (e) All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, sent by a recognized overnight courier service such as Federal Express, or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:
     To the Seller: as set forth on the signature page hereto.
     To the Investor: as set forth on the signature page hereto.
     All notices hereunder shall be effective upon receipt by the party to which it is addressed.
               (f) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. To the extent determined by such court, the prevailing party shall reimburse the other party for any reasonable legal fees and disbursements incurred in enforcement of, or protection of any of its rights under this Agreement.

     If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this Agreement.

NOVAVAX, INC.
By:	/s/ Rahul Singvhi
Rahul Singvhi
President and Chief Executive Officer

Address for Notice:
Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850
Facsimile: 240-268-2128
Email: rsinghvi@novavax.com
Attention: Chief Executive Officer

SATELLITE OVERSEAS (HOLDINGS) LIMITED
By:	/s/ Rajiv I. Modi
Rajiv I. Modi
Director

Address for Notice:
c/o Barleigh Wells Limited
7 Hill Street
Douglas, Isle of Man
United Kingdom IM1 1EF
Facsimile:    +44 20 74905102
Email:          PankajShah@LubbockFine.co.uk
Attention:    Pankaj Shah

Exhibit C
REGISTRATION RIGHTS AGREEMENT
          This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of March 31, 2009, by and between Novavax, Inc., a Delaware corporation with its headquarters located at 9920 Belward Campus Drive, Rockville, Maryland 20850 (the “Company”), and Satellite Overseas (Holdings) Limited (together with its affiliates and any assignee or transferee of all of its rights hereunder, the “Investor”).
WHEREAS:
          In connection with the Stock Purchase Agreement by and between the parties hereto of even date herewith (the “Stock Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions contained therein, to issue and sell to the Investor 12,500,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”); and
          To induce the Investor to execute and deliver the Stock Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act and applicable state securities laws.
          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:
          1. Definitions. As used in this Agreement, the following terms shall have the following meanings:
               (a) “Affiliate” means, with respect to any individual, corporation, limited liability company, partnership, association, trust, or any other entity (in each case, a “Person”), any other Person which, directly or indirectly, controls, is controlled by or is under common control with such Person.
               (b) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
               (c) “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.
               (d) “SEC” means the Securities and Exchange Commission.
               (e) “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.
               (f) “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

               (g) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          2. Registration Rights
               (a) Demand Registration Rights.
                    (i) If the Company shall receive, at any time after December 31, 2009, a written demand from the Investor that the Company file a registration statement under the Securities Act, then the Company shall:
                         (1) as soon as practicable, but in any event within sixty (60) days of the receipt of such request, file a registration statement under the Securities Act covering all of the Shares which the Investor requests to be registered; and
                         (2) use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable.
                    (ii) Notwithstanding the foregoing, if the Company shall furnish to the Investor requesting a registration statement pursuant to this Section 2(a) a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the board of directors of the Company it would be materially detrimental to the Company and its stockholders for such registration statement to become effective or to remain effective as long as such registration statement would otherwise be required to remain effective because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving the Company, (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, the Company shall have the right to defer taking action with respect to such filing for a period of not more than forty-five (45) days after receipt of the request of the Investor; provided, however, that the Company may not utilize this right more than twice in any twelve-month period and provided further that the Company shall not register any securities for the account of itself or any other stockholder during any such forty-five (45) day period other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Shares, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.
                    (iii) All expenses incurred in connection with a registration requested pursuant to this Section 2(a) shall be paid as set forth in Section 2(f) hereof.
                    (iv) Notwithstanding anything in this Section 2(a) to the contrary, the Company shall only be required to consummate one (1) offering pursuant to this Section 2(a) during any three (3) year period. A registration statement shall not be counted until such time as such registration statement has been declared effective by the SEC (unless the Investor withdraws its request for such registration (other than as a result of information

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concerning the business or financial condition or prospects of the Company which is made known to the Investor after the date on which such registration was requested) and elects not to pay the registration expenses therefor pursuant to Section 2(f).
                    (v) If the Investor intends to distribute the Shares covered by its request by means of an underwriting, the Investor shall so advise the Company as part of its request.
               (b) Piggyback Registration.
                    (i) If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Investor) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Shares or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered) (a “Piggyback Registration”), the Company shall, at such time, promptly give the Investor written notice of such registration. Upon the written request of the Investor given within twenty (20) days after mailing of such notice by the Company, the Company shall, subject to the provisions of Section 2(e), cause to be registered under the Securities Act all of the Shares that the Investor has requested to be included in such Piggyback Registration. The Company shall pay the expenses of any such Piggyback Registration as set forth in Section 2(g) hereof. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2(b) prior to the effectiveness of such registration whether or not the Investor has elected to include Shares in such registration. The expenses of such withdrawn registration shall be borne by the Company.
                    (ii) In the event that the Investor elects to participate in a Piggyback Registration that is effected by the Company for a stockholder of the Company other than the Investor, the Investor agrees to consider in good faith waiving its rights to participate in such Piggyback Registration if the Company informs the Investor of its good faith opinion that the inclusion of the Shares in such offering would be detrimental to the offering.
               (c) Obligations of the Company. Whenever required under this Section 2 to effect the registration of any of the Shares, the Company shall, as expeditiously as reasonably possible:
                    (i) prepare and file with the SEC a registration statement with respect to such Shares and use its reasonable best efforts to cause such registration statement to become effective, and, upon the request of the Investor, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Investor refrains from selling any securities included in such registration at the request of an underwriter of

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Common Stock (or other securities) of the Company and (ii) in the case of any registration of the Shares on Form S-3 which are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all such Shares are sold;
                    (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;
                    (iii) furnish to the Investor (a) a draft copy of the registration statement and (b) such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Investor may reasonably request in order to facilitate the disposition of Shares owned by it;
                    (iv) use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Investor; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;
                    (v) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;
                    (vi) provide a transfer agent and registrar for all Shares registered pursuant hereunder and a CUSIP number for all such Shares, in each case not later than the effective date of such registration;
                    (vii) notify the Investor, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed;
                    (viii) after such registration statement becomes effective, notify the Investor of any request by the SEC that the Company amend or supplement such registration statement or prospectus.
                    (ix) notify the Investor, at any time when a prospectus relating such registration statement is required to be delivered under the Act, of (i) the issuance of any stop order by the SEC in respect of such registration statement, or (ii) the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

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                    (x) to the extent not already listed, cause all Shares registered hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and
                    (xi) use its reasonable best efforts to furnish, at the request of the Investor, on the date that Shares are delivered to the underwriters for sale in connection with an underwritten registration pursuant to Section 2(b), if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such Shares becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to the Investor, addressed to the underwriters and to the Investor, and (ii) a “comfort” letter dated as of such date from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to the Investor, addressed to the Investor, provided, however, that such “comfort” letter shall be at the Investor’s own expense.
               (d) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Shares that the Investor shall furnish to the Company such information regarding itself, the Shares held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Shares.
               (e) Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock pursuant to Section 2(b), the Company shall not be required to include any of the Shares in such underwriting unless the Investor accepts the terms of the underwriting as agreed upon between the Company and its underwriters. If the total number of securities, including the Shares, requested by stockholders to be included in such offering exceeds the amount of securities to be sold, other than by the Company, that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including the Shares, which the underwriters determine in their sole discretion will not jeopardize the success of the offering , except that no securities held by the Investor shall be excluded until all securities held by all other Persons other than the Company have been excluded.
               (f) Expenses of Demand Registration. All expenses, other than taxes, underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Section 2(a), including (without limitation) all registration, filing and qualification fees (including “blue sky” fees), printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Investor shall be borne equally by the Company and the Investor; provided, however, that the Investor shall not be required to pay any such expenses in excess of $20,000 per each registration requested pursuant to Section 2(a); provided further, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2(a) if the registration request is subsequently withdrawn at the request of the Investor; and

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provided further, however, that if at the time of such withdrawal, the Investor has learned of information concerning the business or financial condition or prospects of the Company not known to the Investor at the time of its request and has withdrawn the request with reasonable promptness after learning of such information, then the Investor shall not be required to pay any of such expenses and shall retain its rights pursuant to Section 2(a).
               (g) Expenses of Piggyback Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Shares with respect to the registrations pursuant to Section 2(b) hereof for the Investor, including (without limitation) all registration, filing, and qualification fees (including “blue sky” fees), printers and accounting fees relating or apportionable thereto and the fees and disbursements, of counsel for the Investor as selected by it, but excluding taxes, underwriting discounts and commissions relating to Shares.
               (h) Indemnification. In the event any Shares are included in a registration statement under this Section 2:
                    (i) To the extent permitted by law, the Company will indemnify and hold harmless the Investor, and the partners, members, officers, directors, and stockholders of the Investor; legal counsel and accountants for the Investor; any underwriter (as defined in the Securities Act) for the Investor; and each Person, if any, who controls the Investor or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages (as defined below), and the Company will pay to the Investor, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred by them in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2(h)(i) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of the Investor, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.
                    (ii) To the extent permitted by law, the Investor will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, and any underwriter (as defined in the Securities Act), against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of the Investor expressly for use in connection with such registration; and the Investor will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred by them in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2(h)(ii) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld;

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and provided further that in no event shall the aggregate amounts payable by the Investor by way of indemnity or contribution under Sections 2(h)(ii) and 2(h)(iv) exceed the proceeds from the offering received by the Investor (net of any underwriting discounts and commissions paid by the Investor), except in the case of fraud or willful misconduct by the Investor.
                    (iii) Promptly after receipt by an indemnified party under this Section 2(h) of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2(h), give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2(h), to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2(h).
                    (iv) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2(h) but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2(h) provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2(h), then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) the Investor will be required to contribute any amount in excess of the public offering price of all such Shares offered and sold by the Investor pursuant to such registration statement and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be

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entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall the Investor’s liability pursuant to this Section 2(h)(iv), when combined with the amounts paid or payable by the Investor pursuant to Section 2(h)(ii), exceed the proceeds from the offering received by the Investor (net of any underwriting discounts and selling commissions paid by the Investor), except in the case of willful misconduct or fraud by the Investor.
                    (v) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and the Investor under this Section 2(h) shall survive the completion of any offering of Shares in a registration statement under this Section 2, and otherwise and shall survive the termination of this Agreement.
                    (vi) As used in this Section 2, “Damages” means any loss, damage, or liability (joint or several) to which a Person may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.
               (i) Reports Under Exchange Act. With a view to making available to the Investor the benefits of SEC Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:
                    (i) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public so long as the Company is subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;
                    (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
                    (iii) furnish to the Investor, so long as the Investor owns Shares, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably

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requested in availing the Investor of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).
               (j) Assignment of Registration Rights. The Investor may not assign the rights under this Agreement to any Person that is not an Affiliate of the Investor.
               (k) “Lockup” Agreement. In any underwritten registration in which the Investor participates, the Investor shall execute a reasonable and customary “lockup” agreement as required by the underwriters; provided, however, that such agreement is no more restrictive than the form of agreement required by the underwriters of the other participants in the offering and the directors and officers of the Company.
               (l) Limitation on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Investor, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in any registration filed under Section 2(b), unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of Shares held by the Investor that are included.
               (m) Termination of Registration Rights. The rights set forth in this Article 2 shall terminate on the first date on which all Shares held by the Investor and its Affiliates may be sold in any ninety (90) day period without registration in compliance with SEC Rule 144.
          3. Miscellaneous.
               (a) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.
               (b) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
               (c) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
               (d) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not sent during normal business hours, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) two (2) business days after deposit with a nationally

9

recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or facsimile number as set forth on the signature page hereto, or to such facsimile number or address as subsequently modified by written notice given in accordance with this Section 3(d). If notice is given to the Company, a copy shall also be sent to Ballard Spahr Andrews & Ingersoll, LLP, Attn: Jennifer Miller, Esq., 1735 Market Street, 51st Floor, Philadelphia, PA 19103, facsimile (215) 864-8999. If notice is given to the Investor, a copy shall also be sent to Morrison & Foerster, LLP, Attn: Nicholas J. Spiliotes, Esq., 2000 Pennsylvania Avenue N.W., Suite 5500, Washington, DC 20006, facsimile (202) 887-0763.
               (e) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Investor.
               (f) Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.
               (g) Aggregation of Stock. All Shares held or acquired by an Affiliate of an Investor shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
               (h) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.
               (i) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first above written.

Novavax, Inc.
By:	/s/ Rahul Singhvi
Rahul Singhvi
President and Chief Executive Officer 9920 Belward Campus Drive Rockville, Maryland 20850 Fax No.: 240-268-2128

Satellite Overseas (Holdings) Limited
By:	/s/ Rajiv I. Modi
Rajiv I. Modi
Director c/o Barleigh Wells Limited 7 Hill Street Douglas, Isle of Man United Kingdom IM1 1EF Fax No.: +44 20 7490 5102

Exhibit D
[The original version of this document was prepared in multiple languages. This exhibit contains only the English version.]
ID 901
ANNEXURE — II
DEMAND PROMISSORY NOTE

Place Ahmedabad
Date: 30/03/2009
Rs 45,00,00,000/-
ON DEMAND I/We Cadila Pharmaceuticals Ltd, Sarkhej Dholka Highway
Jointly and severally promise to pay to CORPORATION BANK Navrangpura, Ahmedabad or order
                                                                                                                     (Name of the Branch)
the sum of Rs. Forty Five Crores only) together with interest at the rate of 9.50% per annum*, being             % below / over and above the Corporation Bank Bench Mark Advance Rate (COBAR) rising or falling therewith, compounded monthly / quarterly / annually FOR VALUE RECEIVED

(I A M — Full Signature)	I A M — Full Signature on Stamp

*	Words in bold letters should be struck under due authentication for categories of loans not linked to COBAR.

Exhibit E
[The original version of this document was prepared in multiple languages. This exhibit contains only the English version.]
GUARANTEE AGREEMENT
THIS AGREEMENT made this the 30th day of March, 2009 between *1. Cadila Pharmaceuticals Ltd, Bhat, Ahmedabad hereinafter termed the Borrower, * 2. Shri Indravadan A. Modi hereinafter termed the “Guarantor” and Corporation Bank, a body corporate constituted under the Banking Companies (Acquistion & Transfer of Undertakings) Act 1980, having its Head Office at Mangalore and having among others an office at Navrangpura, Ahmedabad, hereinafter termed the “Bank” which expression shall be deemed to include their assigns, Successors and attorneys, witnesseth.
Whereas the Guarantor has requested the Bank to grant financial assistance to the Borrower and in consideration of the Bank agreeing to do so and in consideration of the Bank agreeing at the request of the Guarantor to require immediate payment of any amount now due from the Borrower to the Bank and in consideration of any sums which may hereafter be advanced by the Bank to the Borrower and also in consideration of the Bank hereafter granting financial accommodation to the Borrower by way of renewal of facilities from time to time at the discretion of the Bank without previous intimation to the Guarantor of such renewal, the Guarantor has agreed to guarantee payment of all amounts due by the Borrower to the Bank, subject to the terms and conditions hereinafter set forth, and whereas the Bank has agreed thereto.
THIS AGREEMENT WITNESSETH that the Guarantor doth hereby agree to indemnify the Bank against all loss and to pay and satisfy the bank on demand “the general balance” due from Borrower, and the expression “general balance” shall be deemed to include all and every sum and sums of money which are now or shall at any time be owing to the Bank in any of its offices on any account whatsoever whether from the “Borrower” solely or from the Borrower jointly with any other or others in partnership or otherwise whether as principal or surety, or otherwise and whether such liabilities have matured or not and whether they are absolute or contingent including all liabilities in respect of advances, letters of credit, Bank Guarantees, Cheques, Hundies, Bills, Notes, Drafts, and other negotiable instruments drawn, accepted, endorsed or guaranteed by the borrower and in respect of interest at the rate agreed upon with quarterly rests, commission and bank charges and in respect of all costs, charges and expenses which the Bank may incur in paying any rent, rates, taxes, duties calls, instalments, legal and other professional charges or other outgoings whether for the insurances, repair, maintenance, management, realisation or otherwise in respect of any property movable or immovable or any chattles or actionable claims or scrip, securities or title deeds pledged, mortgaged or assigned to or deposited with the Bank as security for the due payment and discharge of the Borrower’s liability to the Bank.
PROVIDED always that the total liability ultimately enforceable against the Guarantor under this guarantee shall not exceed the sum of Rs.45,00,00,000*** (Rupees forty five crores only) together with interest thereon at ___%**** p.a. *3being ___%***** over and above Corporation Bank Bench Mark Advance Rate (COBAR), which is at present ___%****** p.a. rising or falling therewith compounded with monthly/quarterly/annual rests or at such other lending rate that the Bank may determine to charge from time to time from the date of granting credit facilities to the borrower till its repayment which total liability shall be payable on demand made by the Bank upon the guarantor”.
The Guarantor authorises the Borrower to execute acknowledgement of debt/liability on behalf of the guarantor and acknowledgement of debt/liability, either in writing or by part payment - under the signature made by the Borrower shall constitute a valid acknowledgement of debt/liability on behalf of the Guarantor also. Not withstanding the Borrower’s account or accounts with the Bank being brought to credit or the credit given to the Borrower fully exhausted or exceeded or howsoever the said financial accommodation be varied or changed or renewed from time to time; notwithstanding any payments from time to time, or any settlement of account or payments in full settlement of the balance that may be due from time to time, this guarantee shall to the extent aforesaid, be a continuing guarantee for payment of the ultimate balance to become due to the bank by the Borrower, until notice in writing of revocation of the Guarantee as hereinafter provided is received by the Bank.
NOTWITHSTANDING the discontinuance of the Guarantee as to one or more of the Guarantor(s) by revocation in writing as hereinafter provided or otherwise the Guarantee is to remain a continuing Guarantee as the other(s). The liabilities of the Guarantor(s) under these presents shall be construed as joint and several.
NOTES:
* 1.	Here enter the name, parentage, age, profession and residence of Borrower.

* 2.	Here enter the name, age, profession and residence of Guarantor.

***	Here the aggregate of all limits both fund based and non-fund based should be mentioned.

****	In the space meant for rate of interest, the maximum rate of interest for Bank lending, inclusive of overdue rate of interest, must be mentioned irrespective of the nature of facility/ies granted.

*****	Here enter the difference between COBAR, as the case may be, of our Bank and maximum rate of interest for Bank lending, inclusive of overdue interest irrespective of nature of credit facility/ies granted to borrower.

******	Here enter the COBAR of our Bank.

$	Strike - off which is not applicable.

*3	Words in bold letters should be struck out under due authentication for catagories of loans not linked to COBAR.

The guarantee shall be a continuing guarantee notwithstanding the death of any one or more of the Guarantor(s) and shall be binding on the representatives and the estates of the deceased Guarantor or Guarantor(s) until revocation in writing as hereinafter provided.
In the case of discontinuance of the guarantee as to one or more of the Guarantor(s) as aforesaid, the Bank shall be at liberty to open a fresh account or accounts with the Borrower and to appropriate thereto all payments subsequently made to the Bank by him or others on his behalf and to allow such amounts to be subsequently drawn out by the Borrower, without prejudice to the liability of the Guarantor(s) under this Guarantee, unless the person paying in such amounts shall at the time direct the Bank in writing specially to appropriate the same to the old account.
The Guarantor hereby consents to the Bank making any variance which the Bank may think fit in the terms of the Bank’s contract with the Borrower, to the Bank’s determining, enlarging or varying any credit to the Borrower, to the Bank making any composition with the Borrower or promising to give the Borrower, time or not to sue him and the Bank’s parting with any security held for the guaranteed debt. The Guarantor also agrees that the Guarantor shall not be discharged from his liability by the Bank’s releasing the Borrower or by any act or omission to do any act which, but for the present provision, the Banks duty to the Guarantor would have required the Bank to do. Though as between the Borrower and the Guarantor, the Guarantor, is the principal debtor jointly with the Borrower and accordingly the Guarantor shall not be entitled to any of the rights conferred on the Surety by Sections 133, 134, 135, 139 and 141 of the Indian Contract Act, 1872 or any other provisions of law for the time being in force.
If the Borrower becomes insolvent or enters into any arrangement or makes any composition with his creditors, the Bank may, notwithstanding payment to the Bank by the Guarantor or any other person of the whole or any part of the amount hereby guaranteed, rank as creditor and prove against his estate for the full amount of the Bank’s claim, or agree to:and accept any composition in respect of the same and the Bank may and shall receive and retain the whole of the dividends, composition or other payments, thereon to the exclusion of all the rights of the Guarantor shall not, by paying off the sum guaranteed or any part thereof or upon any other ground, prove or claim to prove in respect of the sum guaranteed or any part thereof until the whole of the Bank’s claim against the Borrower has been satisfied.
Any account settled or stated by or between the Bank and the Borrower or admitted by him or on his behalf may be adduced by the Bank and shall in that case be accepted by the Guarantors and each of them and their respective representatives as conclusive evidence that the balance or amount thereby appearing is due from the Borrower to the Bank.
A certificate in writing under the hand of the Manager, or any other official of the Bank stating the amount at any particular time due and payable to it under the guarantee shall be conclusive evidence against the Guarantor, his representatives and estate.

Any notice may be served on the Guarantor personally or by sending the same in a prepaid cover to the address registered with the Bank or when no such address is registered, to the last known place of address of the person to be served and a notice sent shall be deemed to be served on the (here enter the transit time) _______ day following that on which it is sent. Any notice revoking this guarantee by the Guarantor or his representatives shall be in writing and shall come into operation only after receipt of the same by the Bank.
This Guarantee shall be in addition to and shall not in any way be repudiced or affected by any collateral or other security or guarantee now or hereafter be held by the Bank.
In these presents the singular, number shall be deemed to include the plural. Whenever the Borrower / Guarantor is an individual it shall be deemed to include his heirs, administrators and assigns. Whenever the Borrower / Guarantor is a firm, limited company or other body corporate, committee or association or unincorporated body, the expressions shall be deemed to include the members of the firm, limited company or other body corporate or committee or association, as the case may be. The expression “Firm” shall be further deemed to include the members thereof whether the same be registered or not and the constitution thereof in whatsoever manner varied by death, insolvency, retirement or admission of members or otherwise, such firm also to include all Joint Hindu Families carrying on business. This guarantee shall not be affected by any change in the constitution of the Bank, its successors or assigns, or by its absorption of or by its amalgamation with any other Bank or Banks.
“The Guarantor/s agrees/agree as a pre-condition of the loan/advances/credit facilities given on the guarantee of Guarantor/s to Borrower/s by the Bank that in case the Guarantor/s were to commit default in repayment of the general balance as may be demanded of the Guarantor/s by the Bank, the Bank and/or the RBI will have an unqualified right to disclose or publish the name of Guarantor/s or Directors/Partners/Proprietors of the Guarantor/s as defaulter/s in such manner and through such medium as the Bank or the Reserve Bank of India in their absolute discretion may think fit.”
In Witness whereof the Borrower, Guarantor and the Bank have hereinto affixed their hands on the day, month and year above written at Ahmedabad.

Guarantor		Borrower
(I A M — Full Signature)		(I A M — Full Signature)

Bank
“In this agreement, in case of any inconsistency between the clauses in English and their Hindi version, the clauses in English will prevail.”

Exhibit F
TAKE DELIVERY LETTER TO D. P. N.
I.D. 902
Place Ahmedabad
Date 30/03/2009

From	To
Cadila Pharmaceuticals Ltd		The Branch Manager
Sarkhej Dholka Highway		Corporation Bank
Ahmedabad 382210		Navrangpura, Ahmedabad
Dear Sir,
     I/We request you to take delivery of On Demand Promissory Note dated 30.03.2009 for RS 45,00,00,000/— duly executed by me/us in your favour and for which consideration has been received by me/us.
     Without prejudice to your right to demand repayment of the entire loan at any time you may deem fit, the repayment by us of the said advance shall be by progressively reducing my/our liability to the Bank as follows : Bullet repayment within 120 days from the date of disbursal
     I am/We are aware that even though the Pronote mentions the rate of interest linked to the RESERVE BANK OF INDIA RATE/Bank’s PRIME LENDING RATE (PLR) and rising or falling therewith, compounded quarterly, I am/We are liable to pay interest, whether debited or not, at the said rate and/or at such other rate(s) that may be chargeable by you to me/us from time to time consequent upon any directives of Reserve Bank of India or otherwise determined by you in terms of discretion vested with you.
     I/We hereby waive presentment of the said Promissory Note and undertake to pay the amount due thereon without the same being presented to me/us for payment.
     I/We further declare that on my/our failure to put the account in order as and when demanded by the Bank, you shall be at liberty to give time for payment to me/any one or more of us, on verbal or written application without prejudice to the liability of myself/any one or more of us, or to any of your remedies or to the securities you hold in respect of the account.
     I am/We are aware and agree and undertake that in the event of my/our default in payment of any one instalment or in regularising or in closing the account as per terms agreed upon, overdue interest at a rate of 2 percent per annum above the rate of interest that is charged in the account from time to time shall be leviable on the advance from the date of such default till regularising/closing the account, as the case may be.
     Apart from my/our responsibility for repayment of all amounts due under the Promissory Note, I am/We are aware and agree that I/We shall be liable to pay service/incidental and such other charges that the Bank may levy from time to time in respect of the said loan.
     I/We declare that each of us is the agent of the others, even if not specifically stated so, while acting, for the purpose of acknowledging my/our liability to the Bank. Any acknowledgement of debt or liability either in writing or by part payment under the signature of any one of us shall constitute a valid acknowledgement of debt/liability by and on behalf of all of us for the purpose of Limitation Act to save the period of limitation.
     I/We confirm that the rules governing this advance have been explained to me/us and I/We have understood the same.
     I/We aslo enclose the Memorandum of Pledge/Agreement together with securities referred to therein.
     I/We hereby agree as a pre-condition of the loan/advances given to me/us by the Bank that in case I/We commit default in the repayment of the loan/advances or in the repayment of interest thereon or any of the agreed instalment of the loan on due date/s, the Bank and/or the Reserve Bank of India will have an unqualified right to disclose or publish my/our name or the name of our company/firm/unit and its director/partners/proprietors as defaulter in such manner and through such medium as the Bank or Reserve Bank of India in their absolute discretion may think fit.
Yours faithfully,
For Cadila Pharmaceuticals Limited

Chairman & Managing Director
For Cadila Pharmaceuticals Limited

Chairman & Managing Director

Exhibit G
Demand Promissory Note
Place: Ahmedabad
Date: 30.03.2009
Rs. 60,00,00,000/-
On demand, M/s Cadila Pharmaceuticals Ltd promise to pay Allahabad Bank or order the sum of Rupees Sixty Crore only with interest thereon at the rate of 11.50% per annum fixed with monthly rests.

The Common seal of the company M/s. M/s Cadila Pharmaceuticals Ltd hereunto affixed pursuant to the resolution passed by the Board of Directors of the Company in its meeting held on 25.03.09 in presence of Shri I. A. Modi of the company and Countersigned by Shri Shreyas Parikh Company Secretary who have signed in token thereof.
VALUE RECEIVED
I A M — Full signature on stamp

Exhibit H
SHORT TERM LOAN AGREEMENT
THIS AGREEMENT made at Ahmedabad this 30th day of March, 2009 by M/S Cadila Pharmaceuticals Ltd (Hereinafter called ‘The Borrower’) IN FAVOUR OF Allahabad Bank, a body Corporate constituted under Banking Companies (Acquisition & Transfer of Undertakings) Act, 1970 having its Head Office at 2, Netaji Subhas Road, Kolkata 700 001 and having a Branch at/named S.P. Nagar Road, Ahmedabad (hereinafter called ‘The Bank’ which term unless the context otherwise requires includes its successors and assigns from time to time).
The expression “The Borrower” shall when the Borrower is:
(a)	an individual, include his/her heirs, executors, administrators and assigns;

(b)	a firm, includes its partners, their respective heirs, executors, administrators, assigns and/or the surviving partners;

(c)	A Company, include is successors and assigns;

(d)	a joint and Undivided Hindu family or a joint family firm, include its coparceners;

(e)	an association, incorporated or un-incorporated include its successors and assigns and all members and their respective heirs, executors, administrators and assigns;

(f)	a trust, whether public or private, include the trustees representing the firm.
WHEREAS the Borrower has applied to the Bank for a Short Term Loan (Hereinafter referred to as STL) for the purpose of procuring the

1

machinery/plant/vehicle/craft/capital good/assets or for any other purpose connected with the conduct of the business of the Borrower on the security of all the movable assets of the Borrower and the Bank having agreed to the same and the Bank having sanctioned a Short Term Loan of Rs. 60,00,00,000/- (Rupees sixty crores only) (Hereinafter called ‘the loan’ or ‘the loan account depending on the context), the Borrower hereby agrees and confirms the various terms and conditions stipulated by the Bank as contained hereinafter.
NOW IT IS HEREBY AGREED DECLARED RECORDED AND CONFIRMED BY THE BORROWER AS FOLLOWS:
1.	This Agreement shall operate as a security to the Bank in addition to any other security already held by the Bank for repayment to the Bank of the loan and/or the balance outstanding due to the Bank by the borrower at any time.

2.	The Borrower hereby hypothecates and charges to the Bank:
(A)	All those machinery/plant/capital good/assets purchased or to be purchased by the Borrower out of this loan as specified in Schedule A (1) herein below whether installed or not, or whether lying loose or in cases or in transit to Borrower’s premises.

(B)	All Those existing and future Machinery/plant/vehicle/capital good/assets/craft and all those assets/movable properties capable of passing by delivery as specified in Schedule A (2) whether installed or not and whether now lying loose or in cases and now being or at any time hereafter during the continuance of this Agreement brought into or upon or at any time in course of transit to the premises/ factory of the Borrower at Sarkhej-Dholka Road, Bhat, Ahmedabad whatsoever and wherever in the possession or occupation of the Borrower, As security for the payment of the Bank of the loan or the balance due to the Bank by the Borrower on the Loan Account, hereunder referred to as “the Hypothecated Assets”.

2

3.	The Borrower hereby:
(a)	Warrants the correctness of each and every representation, statements and particulars contained in the application or otherwise submitted by the Borrower to the Bank for the sanction of the loan.

(b)	Undertakes to comply with each and every assurances contained in the application submitted to the Bank in the manner and within the time therein mentioned.

(c)	Agree that the loan advanced/agreed to be advanced by the Bank shall be governed by the terms stipulated in the sanction letter.

(d)	Agrees to furnish all such information as the Bank may require for its satisfaction as to due compliance with the terms of the proposal and of the sanction letter and the utilization of the said advance at such times in such terms and informing such particulars as the Bank may call for.

(e)	Expressly agree with the Bank that the Bank shall be entitled to refuse to grant the said loan or part thereof, which remains to be advanced in the event:
(i)	Representations/statements contained in the application are found to be incorrect, the opinion of the Bank in this regard being final.

(ii)	The Borrower fails to utilize the loan or any part thereof for the purpose and in the manner as mentioned in the application.

(iii)	Fails to provide the security/ies as per the sanction stipulation to the satisfaction of the Bank.
4.	The Borrower shall dully and punctually repay the loan in bullet payment on expiry of 120 DAYS from the date of disbursement or release of enhanced working capital facilities/ TL/ any other facilities by consortium members/ lenders, whichever is earlier as per

3

the tenure described in the Schedule B (1) hereto and the instalment amount may be for the principal amount and interest separately or principal and interest together as the bank may decide in each case and further the Bank may at its discretion, alter/amend the amount of instalment, number of instalments or due dates as the case may be and the above-said decisions of the Bank would be acceptable to the Borrower.
5.	The Borrower shall also pay interest:

For advances on floating fixed rate of interest	Interest at the rate of 1% per annum below Allahabad Bank’s Prime Lending Rate, which is at present 12.50% per annum with monthly rests
Rising and falling therewith Subject to enhancement as hereinafter provided. Calculated respectively on the daily balance of the amount due alongwith the repayment of instalments of the principal amount of the loan as aforesaid and shall pay compound interest at the rate aforesaid in default of payment of any instalment of interest on the date fixed for payment thereof.

PROVIDED HOWEVER that in the event of any revision in the rate interest, the Borrower firm shall be deemed to have notice of revision in the rate of interest whenever such revision in Prime Lending Rate is displayed/notified by the Bank on notice board in the branch premises where the advance(s) is/are availed by the Borrower or published in Newspaper(s) or made known through entry of interest charged in the statement of accounts given to the Borrower and such revision in the rate of interest shall be treated as contracted rate of interest for the said loans/advances/credit facilities and the same shall be binding on the Borrower.

Provided further that without prejudice to the Bank’s other rights and remedies, the Bank shall also be entitled to charged in its discretion additional/ penal rate(s) of interest at the rate 1% per annum or at such other rate as the Bank may from time to time provides in accordance with its policy on the outstanding dues or any portion thereof for any delay in repayment/adjustment observing the terms and conditions of this agreement by the Borrower which in the opinion of the Bank

4

warrants charging of such panel/additional interest for such period as the Bank may deem fit.

6.	The Hypothecated assets shall at all times during the currency of this security and so long as any money shall remain due and owing in the said loan account be maintained in good and saleable condition and kept insured by and at the expenses of the Borrower against fire, lightening, riot, strike, malicious damage and such other risk as may be required by the Bank or as may be required by law to the full extent of the value thereof with an insurance company approved by the Bank in the joint name of the Bank and the Borrower and the policy/ice or copy/ies thereof shall be handed over to the Bank, The Borrower shall duly and punctually pay the premia due on the policy/ies at least one week before the same shall have become due on the policy/ies at least one week before the same shall have become due or payable and hand over the receipt to the Bank and the Borrower agrees not to raise any disputes as to the amount of the insurable interest of the Bank. If the Borrower makes default in effecting such insurance as aforesaid or renewing any policy or in payment of such premia or in keeping the hypothecated assets so insured or in delivering to the Bank receipts for the premia it shall be lawful (but not obligatory) for the Bank to effect such insurance or to renew or to pay such premia and to keep the hypothecated assets insured and to debit to expenses incurred by the Bank for the purposes to current account of the Borrower and same shall be treated as loan secured by this Agreement. The Borrower agrees to pay the same with interest as provided in clause 5 hereof. All sums received under any such insurance as aforesaid shall after deduction of all expenses be applied in or towards the liquidation of the balance due to the Bank for the time being and in the event of there being a surplus the same shall be applied towards any moneys under any such insurance are received by the Borrower the same will be forthwith paid to the Bank. The Borrower further agrees that the Bank would be entitled to adjust, settle, compromise or refer to arbitration any dispute between the insurance company and the insured arising under or in connection with such policy/ies and the certificate or any claim made hereunder and to give a valid receipt thereof and the Borrower shall not raise and question that a larger sum might or ought to have been received.

7.	If shall be lawful for the Bank and its agents without notice to enter into or upon the offices, godowns, factory or places storage of any of the hypothecated assets for the purpose of taking inspection of or checking

5

the Hypothecated Assets and making account and inspecting the books of account of the Borrower and it shall also be lawful for the bank to have all or any of the Hypothecated Assets valued by the appraiser or other valuer to be appointed by the Bank and all such expenses and the fees and expenses of such valuation/ inspection account of the Borrower and be payable accordingly and shall until payment be treated as forming part of the loan secured by this agreement.

8.	The Borrower shall cause the Bank’s name board to be placed and at all times maintained in a conspicuous place upon and with all godowns or other places of storage into or upon which any of the Hypothecated assets for the time being are or shall be bought, during the continuance of this agreement.

9.	The Borrower shall from time to time on demand by the Bank in writing furnish to the Bank a full and correct statement with such particulars the Bank may require of the Hypothecated assets together with its value and produce such evidence in respect thereof as the Bank may from time to time require.

10.	The Borrower shall hold in trust for the Bank the Hypothecated assets and insurance proceeds, if any, on account of the Bank and as the Bank’s exclusive property, specially appropriates to the security and the Borrower shall not create any charge, lien or encumbrance affecting them or any part thereof nor do anything which would prejudice the security and the Borrower shall not part with the Hypothecated assets to any one other than the Bank.

11.	The Borrower shall punctually pay all the rents, rates, taxes and other outgoings of the godowns and premises wherein the Hypothecated assets are kept and shall keep the same unencumbered at all times and free from distress.

12.	(a) If the Borrower fails to carry out and perform any of the obligation under these Presents or in the events of any damage occurring to the Hypothecated assets from any cause whatsoever or if the Borrower is/are declared insolvent or if an order for dissolution/winding upon the Borrower has been made by any Court or if the Borrower decides to windup the business or if a decree or order for payment of money is passed or made against Borrower by a Court of Law and remains unsatisfied for a week after passing or making of the said order or

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decree or if execution is levied against any property of the Borrower or if any event shall happen or is believed by the Bank to have happened so as in the opinion of the Bank may impair the security hereby created is, otherwise imperiled(as to all any matters the opinion of the Bank shall be conclusive) it shall be lawful for the Bank , its Agents and Nominees with a view to obtain possession for and on behalf of the Bank at all times and without assigning any reason and without any previous notice to the Borrower but at the Borrower’s risk and expenses and if so required as Attorney for and in the name of the Borrower to enter any place where the Hypothecated assets or any of them may be and take charge and/or possession of all or any part of the Hypothecated assets and the Borrower shall afford every facility for placing and shall place the Hypothecated assets and every part thereof as the bank may require in the exclusive possession of and the exclusive control of the Bank in such manner that such possession and control shall be apparent and indisputable. The may also if deem fit appoint security guards to protect the Hypothecated assets till such time the Hypothecated assets can be sold off and the expenses incurred thereon shall be reimbursed by the Borrower.

(b) The Bank shall not be liable or responsible for any loss, damage or depreciation which the Hypothecated assets may suffer or sustain on any account whatsoever while the same are in possession of the Bank during the continuance of this agreement or thereafter and all such damage or depreciation shall be wholly on account of the Borrower howsoever the same have been caused nor shall the Bank be responsible for any shortage resulting from theft or pilferage or otherwise howsoever notwithstanding that the Hypothecated assets may be in the possession of or under the control of the Bank.

13.	(a) it shall be lawful for the Bank at any time after taking possession of the Hypothecated assets (without prejudice to the Bank’s right of suit or any other right against the Borrower) to recover, receive, appoint receivers of or otherwise remove and/or sell either by public auction or private contract after giving 2 days’ notice subject to such conditions as the Bank shall think fit or otherwise dispose of or deal with at any time or time the Hypothecated assets or any part or parts thereof and/or to enforce, realize, settle, compromise and to deal with any rights or claims regarding any of the Hypothecated assets without being bound to exercise or non-exercise thereof and notwithstanding that there may be any pending suit or other proceedings the Borrower undertakes to

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transfer and deliver to the Bank all relative contracts, securities, bills notes, hundies and documents and any acts of the Bank in this regard shall be binding on the Borrower.

(b) The Bank shall apply the sale proceeds towards the loan account to the extent of the balance due to the Bank or so much thereof as shall remain unpaid including interest at the rate aforesaid until payment and including all costs as between Attorney and Client, charges and expenses incurred by the Bank on any account whatsoever. If the net sum realized by such sale be liable forthwith on production to the Borrower a statement prepared by the Bank to pay the balance appearing due to the Bank.

(c) In the event of there being surplus available of the net proceeds of such Sale after payment in full of the balance due to the bank it shall be lawful for the bank to retain and apply the said surplus together with any other money or moneys belonging to the Borrower for the time being in the hands of the Bank in or under whatever accounts as far as the same shall extend against in or towards payment or liquidation of any and all other moneys that shall or may become due from the borrower whether solely or jointly with any other person or persons, firm or company to the Bank by way of loans, discounted bill, letters of credit, guarantees, charges or of any other debits to liability including, bills, notes, credits and other obligation, current through not then due or payable or other demands legal or equitable which the bank have against the Borrower and whether the Borrower shall become or be adjudicated bankrupt or insolvent or be in liquidation or otherwise with interest thereon from the date on which any and all advances in respect thereon have been made at the rate of or respective rates at which the same shall have been advanced.

(d) The Borrower agrees to accept without question in and out of Court a statement of account made out from the papers and /or Books or computer of the bank and signed by the manager or other duly authorized officer of the Bank as conclusive proof of the amount realized by any such sale as aforesaid and of any sum claimed to be due from the Borrower to the bank under this Agreement and of costs and expenses incurred in connection therewith without the production of any other voucher, document or paper.

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14.	The Agreement is not to prejudice the rights or remedies of the bank against the borrower in respect of any other advances made or to be made by the bank to the Borrower.

15.	No change whatsoever that may take place in constitution of the Borrower or bank (whether by amalgamation or otherwise) shall impair or discharge the liability of the Borrower hereunder.

16.	The Borrower further agrees that the Bank have a right of general lien and set off on the other accounts of the Borrower with the bank either held singly or jointly with others and/or securities in the custody of the Bank offered by the Borrower for other advance/s from the bank or kept in safe custody and that the Bank may if deemed fit in case of the loan becoming overdue and irregular, liable to be set off against the amount available in other accounts and/or dispose of such securities and realize the proceeds in satisfaction of the dues.

17.	The Borrower also agrees that notwithstanding anything herein before contained the bank shall not be bound to allow or continue the loan account to any extent or for any time than the bank shall in its absolute discretion deems fit. Delay in exercise or omission to exercise any right, power or remedy accruing to the bank or its representatives/agents, upon this agreement shall not impair any of the Bank’s rights/remedies/power nor shall construed as waiver thereof or acquiescence in such default.

18.	Notwithstanding what is contained herein above with reference to repayment by installment/s and date/s of payment of installment/s, upon the happening of any of the following events, the whole of the balances outstanding at the time of happening of the event shall at the option of the bank become forthwith due and payable by the Borrower to the bank :-
(i)	Any of the installment amount referred to herein above being unpaid on the due date for payment thereof mentioned herein above

(ii)	Any representation and/or the statements made by the Borrower in the application being found to be incorrect and/or the Borrower committing any beach or default in the performance or observation of any terms, conditions or provisions contained in the said application and/or the letter of sanction and/or contained herein

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(iii)	The Borrower entering into any arrangement or composition with borrower’s creditors or committing any act the consequence of which may lead to the Borrower (in case of an individual) being declared insolvent (and in case of public or a private limited company) of being ordered to be wound up.

(iv)	Any process being issued against the borrower for execution of a decree and/or for attachment before judgment resulting in any of the property belonging to and/or under the control of the Borrower being attached.

(v)	Any order being made or a Resolution being passed for the winding up of the Borrower (in case of a company)

(vi)	A Receiver being appointed of the entire properties or any part thereof belonging to or under the control of the Borrower.

(vii)	The Borrower ceasing or threatening to cease to carry on business or giving or threatening to give notice of Borrower’s intention to do so.

(viii)	A firm of accountants appointed by the bank certifying that the liabilities of the Borrower exceeds the assets owned and/or under the control of the Borrower and/or that the Borrower is carrying on business in loss.

(ix)	The occurrence of any event or circumstances which would or is likely to prejudicially or adversely affect in any manner the capacity of the Borrower either to repay the said advance or to carry out the said proposal.

On the question whether any of the matters, events or circumstances mentioned in sub-clause (i) to (ix) herein above has happened, the opinion and/or decision of the Bank shall be conclusive, final and binding on the Borrower.
19.	The Borrower agrees to accept as conclusive proof of the correctness of any sum due from them to the bank under this Agreement or statement of account made out from the Books or computer of the Bank signed by the authorized Official of the Bank without production of any other voucher, documents or paper as also to pay all the interest accrued/to accrue in the loan account but not actually debited to the loan account

20.	The Borrower further agree that in the event the loan is eligible for the cover of the Credit Guarantee Fund Scheme formulated by Small Industries Development Bank of India or any other such Scheme formulated by Government of India, the Borrower agrees to pay the guarantee fee and annual service fee thereon and in the absence of

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such payment Bank may debit the current or cash credit account of the Borrower for the said amount/s and it further agreed that the said debits shall form part of the loan and that such payment / debit shall not reduce the liability of the Borrower under these Presents nor the Borrower take any claim over the amount settled by the Corporation on invocation of the Guarantee.

21.	Any notice in writing required to be served hereunder shall be deemed to be sufficiently served if addressed to the Borrower at the Borrower’s address registered with the Bank or in the event of such address not being registered, at the last known place of residence or business and left at such address or place or forwarded to the Borrower by post at the address or place aforesaid. Notice sent by post shall be deemed to be given at the time when in due course of post it would be delivered at the address to which it is sent, and in providing that such notice was posted, a certificate signed by the Bank’s authorized officer that envelope was so posted shall be conclusive.

22.	The Borrower further agrees not to pay to its directors guarantor or any other person(s) standing as Guarantors, any commission, brokerage, fees or any such payment in any other form for their having given such guarantee or continuing such guarantee nor such commission, brokerage, fees etc. shall be claimed from the bank..

23.	The Borrower further agrees and undertakes as under:
(a)	That the Borrower shall not induct any person as its Director who is a Director in the Board of a company which has been identified as a willful defaulter and that in case, such person (s) is / are found to be on the Board of the Company, it would take expeditious and effective steps/measures for removal of that person(s) from its Board.

(b)	The Borrower shall ensure end-use of loan/advance funds and such funds shall not be utilized for any other purpose than the purpose for which loans/advance is obtained and the funds shall not be diverted/siphoned for any other purpose or to any other concern or sister concern.

(c)	That the bank is authorized to issue/make a mandate to the company’s auditors to provide the Bank a certificate to the effect that end use of loan /advance is properly used by the Company for the

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purpose the loans/ advance was granted to the company only and there are no instances of diversion/siphoning of funds by the Company. On receipt of such mandate from the bank, the said auditors shall be bound to provide the desired Certificate containing the true facts to the Bank and nothing shall be concealed.
24.	The Borrower hereby further agree that in case the loanee/company fails to pay the Bank’s dues or commits default in the repayment of the loan installment(s) or interest thereon on due date(s), or the account of the loanee/company becomes Non-performing Assets as per the Reserve Bank of India’s norms, the bank will be at liberty to disclose or publish the name(s) and address(es) of the loanee/ company or its directors as defaulter along with the details of outstanding dues payable by such loanee/ company to the bank and also other relevant details in Newspaper and other publicity media. The Bank will also be at liberty to provide information about defaulter advances to R.B. I., Enforcement Directorate, ECGC, CIBIL or any other Statutory authorities as may be deemed necessary.

25.	The Company understand that as a pre-condition, relating to the grant of the loans/advances/other non-fund based credit facilities to me/us, the Allahabad Bank, requires my/our consent for the disclosure by the bank of, information and data relating to me/us, of the credit facility availed of/to be availed, by me/us, obligations assumed/to be assumed, by me/us, in relation there to and default, if any, committed by me/us in discharge thereof.

Accordingly I/We, hereby agree and give consent for the disclosure by the Allahabad Bank of all or any such;
(a)	Information and data relating to me/us;

(b)	The information or data relating to any credit facility availed of/to be availed, by me/us, and

(c)	Default, if any, committed by me/us, in discharge of my/our such obligation,

As the Allahabad Bank may deem appropriate and necessary, to disclose and furnish to Credit information Bureau (India) Ltd. and any other agency authorized in this behalf by RBI.

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I/We, undertake that:

(a)	The Credit Information Bureau (India) Ltd. and any other agency so authorized may use, process the said information and data disclosed by the bank in the manner as deemed fit by them; and

(b)	The Credit information Bureau (India) Ltd. and any other agency so authorized may furnish for consideration, the processed information and data or products thereof prepared by them, to banks/financial institutions and other credit grantors or registered users, as may be specified by the Reserve Bank in this behalf.
SCHEDULE “A”
All tangible movable machineries, plant, machinery fixture, fittings, other installations, cranes, furniture, computers and other accessories, vehicles together with spares, tools and accessories and all other articles lying in the premises of M/S Cadila Pharmaceuticals Ltd) or in the godowns of the Borrower or in the custody of any person who are mercantile agents of the Borrower or in the course of transit which may hereinafter be brought, stored or be lying in or upon the said premises of the Borrower.
(B) The whole of the Borrower movable goods and assets, both present and future and including but without prejudice to generality of the foregoing words, all stocks of raw materials, work-in-progress, semi-finished goods and finished goods such as fuel, coal, stores and spares, packing materials, etc. whatsoever and where so ever situated and/or in transit whether now belonging to or that may at any time during’ the continuance of these securities belong to the Borrower or that may be held by any party anywhere to the Order and disposition of the Borrower.
(C) All the present and future book debts, outstanding, moneys receivables, claims, bills, contracts, engagements and securities which are now due and owing or which may at any time hereafter during the continuance of these securities become due and owing to the Borrower in the course of its business by any person, firm, Company or body corporate or by the Govt. of India or any State Govt. or Indian Railways or any Govt. Department or Office or any Municipal or local or public or semi Govt. body or authority whatsoever including those relating to the Assets leased out and/or given on hire purchase basis.

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SCHEDULE “B”
(I) Term Loan
     In bullet payment at the end of 120 days from the date of disbursenent or release of term loan facilities by bank/s, whichever is earlier
IN WITNESS whereof the Borrower has hereunto put his hand and seal this 30th day of March, 2009.

The Common seal of the company M/s. M/s
Cadila Pharmaceuticals Ltd hereunto
affixed pursuant to the resolution passed by the Board of Directors of the Company in its meeting
held on 25.3.09 in presence of Shri I. A. Modi of the company and Countersigned by Shri Shreyas Parikh Company Secretary who have signed in token hereof.	I A M — Full Signature

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Exhibit I
ADV — 42
To
ALLAHABAD BANK
S.P. Nagar
Ahmedabad
Gentlemen,
In consideration of Allahabad Bank (hereinafter called the Bank) having at my/our request granted and or/agree to grant Banking facilities to M/S Cadila Pharmaceuticals Ltd (hereinafter called “the Principal). I Mr lndravadan A Modi, guarantee to the Bank payment of all sums which now are/ or may at any time or times be, due to the Bank upon account(s) Current or Cash Credit or STCL or term loan or any other account special or otherwise, or be the discount of or otherwise in respect of bills of exchange, promissory notes, or other negotiable securities drawn, accepted or endorsed by or otherwise kept or to be kept in the name(s) of the principal in the books of the Bank at S.P. Nagar, Ahmedabad with interest on the sums due on the said account or accounts from the date or dates of advance till repaid. Interest at the rate of PLR — 1% i.e. 11.50% (Present PLR 12.50%) per annum with monthly rests for Cash Credit / Overdraft/WCDL and Term Loan, STCL subject to change by the bank from time to time shall be calculated on the daily balance of the said Account and charged to the account on the last working day of such month or other wise in accordance with the practice of the bank and although the relation of the banker and customer may have ceased, the same shall be thenceforth carry interest at the rate(s) aforesaid and that any unpaid interest added to principal shall thenceforth carry interest at the rate aforesaid by way of compound interest , together with commission, bank charges, legal charges and other necessary expenses connected therewith the bank being entitled to debit of the said Account(s) not only all sums drawn out of the account(s) but also all or any other debts or liabilities of the principal to the bank of any description now due incurred or which may hereafter be due or incurred.

2.	I/We declare that my/our liability under this guarantee shall be limited and restricted to the sum of Rs. 60,00,00,000/- (Rupees Sixty Crores Only) with interest at the rate aforesaid but subject to such limit shall nevertheless be a continuing guarantee to the bank as hereinafter specified for all sums whatsoever which may at any time be or become payable by the principal to the bank with interest at the rate aforesaid till repayment together with commission, bank charges, legal and other expenses which the Bank may incur in enforcing or seeking to enforce any security for or obtaining or seeking to obtain payment of all or any part of the money hereby guaranteed or otherwise in respect of this agreement.

3.	I/we further declare that this guarantee subject to the provisions of clause 2 hereof shall be extended in the event of any acknowledgement of debt and/or part payment of the capital and/or payment of interest or any part thereof made by the principal within the meaning of Sections 18 and 19 of the Limitation Act 1963 and such acknowledgement and/or part payment of capital or payment of interest shall be deemed to have been made for the principal and also by me/us a agent for the or on behalf of the principal and for this purpose this guarantee shall not be treated as discharging me/us from liability under this guarantee but subject to the said clause 2 hereof shall be a continuing guarantee to the Bank.

4.	I/we further declare that upon any acknowledgement of debt and/or part payment of the capital and/or payment of interest or any part thereof this guarantee shall be deemed to have commenced a fresh starting point of limitation against me/us from the date of said acknowledgment and/on payment and for that the relation of principal and guarantor would give rise to an implied authority on the part of the principal to make payment on my/our behalf.

5.	I/we agree and undertake that without Bank’s written consent I/We not revoke this guarantee and that my/our successor, representatives and assigns will be bound by the terms of this guarantee in the same way in which I/we am/are bound by them and that my/our death or death of any or all of us will not ipso facto operate at revocation of this guarantee so far as regards further transactions or otherwise.

6.	This guarantee shall be in addition to and shall not be affected by any other securities (including guarantees) which the Bank may now or hereafter hold from or on account of the principal and shall not be prejudiced or affected by any defect in or irregular exercise of the borrowing powers of the principal or by force mejure or other cause occasioning default on the part of the principal and the Bank shall be entitled without discharging me/our from or in any manner affecting my/our liability hereunder at any time and without reference or notice terms of the guarantee account or account and or accounts and to grant time or other arrangement with the principal and to take other securities for the guaranteed account or accounts or any part thereof or any indebtedness or liability of the principal and at the Bank’s absolute discretion to very change release modify abstain from perfecting or enforcing or taking advantage of any decree securities or contracts or other rights or remedies and on such action or claim as aforesaid shall have the effect of releasing me/us from the liability or the rights and remedies of the bank against me/us and I/we shall have no right to benefit of any security that can be held by the Bank until the claim of the Bank against the principal in respect of the said guaranteed account or accounts or transaction shall have been fully satisfied and then in so far only as any such security shall not have been exhausted for the purpose of realising the amount of the claim of the Bank and the my/our liability shall subsist in all cases notwithstanding any incapacity irregularity or default effecting the guarantee given by me/us.

7.	If the principal shall become insolvent or go into liquidation or enter into a composition with creditors, the Bank shall be at liberty to prove for the whole of the money’s so owing to it priority to any right or proof on my/our part and to accept any composition as if this guarantee had not been given and the appropriate and dividends or other payments in reduction of any obligation of the principal in priority to any claim by me/us in respect thereof and so that this guarantee shall apply to and secure any ultimate balance which shall remain due to the bank. The full amounts hereby guaranteed should be payable by me/us until the Bank shall have received from all source one hundred paise in the rupees on the ultimate balance remaining due against the principal.

8.	After the bank has received in full its dues any claim on my/our part to any excess or any securities remaining in the Bank’s hands shall be a matter of adjustment between the Bank and me/us as the guarantor and any person or persons or laying claim thereto.

9.	I / We further agree and declare that this guarantee shall remain full in force and continue to enforceable for a further period of twenty four months from the date preceding the date of its becoming enforceable and discharged and for that purpose the liability either of the principal and/or myself / ourselves shall remain even after the extinction of liability on my / our part on account of acknowledgement of debt and/or the last part payment of Principal and/or payment of interest as hereinbefore mentioned or otherwise and that this guarantee shall not be revoked till expiry of the said twenty four months notwithstanding the envisaged extinction of liability which may be deemed to have occurred on the aforesaid events and after the expiry of the said twenty four months this guarantee shall be deemed to be discharged.

10.	This guarantee shall remain in force and be applicable notwithstanding any change in the partners constitution of the firm of principal by the death or retirement of any of the present or future partners or by the induction of any new partner or partners or any change in the constitution of the principal either private or public limited company or in any form of whatsoever and no such changes in the constitution of the principal shall impair or discharge my/our liability under this guarantee.

11.	In order to give effect to this guarantee I/we declare that the bank shall be at liberty to act as though I/We were the principal and I/We hereby waive all and any of my/our rights as surety which may at any time be inconsistent with any of the above provisions.

12.	A statement or demand signed by the Bank or its Manager or its any other authorised official showing that any sum in due to the Bank hereunder shall be conclusive evidences that such sum is in fact due and any demand or legal proceeding shall be sufficiently served if sent by prepaid post to my/our address last known to the bank or stated herein and shall be deemed to have reached me/us in course of post.

13.	Notwithstanding anything herein before contained this guarantee shall extend to all accounts of the principal whether the same are the principal’s sole accounts or other accounts on which the principal is or may become liable jointly with any other person or in any manner whatsoever, and shall not be effected by any change in the constitution of the Bank, its successors or assigns or by its absorption of its amalgamation with any other Bank or Banks.

14.	I/We further agree that in case the Guarantor fails to pay the bank’s dues within one month from the date of receipt of the demand notice from the bank in pursuance of the guarantee furnished by the guarantors herein, the bank shall be at liberty to publish the. name and address of the Guarantor along with details of the outstanding dues payable by the guarantor(s) to the bank and other relevant details in the Newspaper and other publicity media. The Bank will also be at liberty to provide information about the defaulter guarantors to Reserve Bank of India, Enforcement Directorate, ECGC, CIBIL or any other statutory Authority as may be deemed necessary.

15.	I/ We, understand that as a pre-condition, relating to the grant of the loans/advances/other non-fund based credit facilities to M/S Cadila Pharmaceuticals Ltd (name of the Borrower/s) and furnishing of guarantee in relation thereto, the Allahabad Bank, requires consent of the guarantor/s of the credit facility, granted/to be granted, by the Bank for disclosure of, information and data relating to the guarantor/s, any the credit facility availed of by the guarantor/s, obligations assumed/to be assumed by guarantor/s, in relation there to and default, if any, committed, in discharge thereof. Accordingly, I/We, hereby agree and give consent for the disclosure by the Allahabad Bank of all or any such;
(a)	information and data relating to me/us;

(b)	the information or data relating to my/our, obligations in any credit facility granted/to be granted, by the bank and guaranteed by me/us, as a guarantor; and

(c)	default, if any, committed by me/us, in discharge of my/our such obligation, as the Allahabad Bank may deem appropriate and necessary, to disclose and furnish to Credit Information Bureau (India) Ltd. and any other agency authorised in this behalf by RBI. I/We declare that the information / data furnished by me / us to the bank are true and correct. I/We, undertake that:
(a)	the Credit Information Bureau (India) Ltd. and any other agency so authorised may use, process the said information and data disclosed by the bank in the manner as deemed fit by them; and

(b)	the Credit Information Bureau (India) Ltd. and any other agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to banks/financial institutions and other credit grantors or registered users, as may be specified by the Reserve Bank in this behalf.
16.	I/We hereby declare that I/We shall not charge, demand or claim any commission, brokerage, fees or any such payment in any other form from the said “Principal” and / or from the bank for issuing or executing the aforesaid guarantee or continuing the same.
Signed by

At Ahmedabad this 30th Day of March two thousand and Nine

Name:
Address:
Phone No
          (Office) :-
          (Res) :-
          (Mobile) :-

I A M — Full Signature.
Full Signature